Exhibit 99.1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Form 6-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this Form 6-K include, but are not limited to statements regarding our future results of operations and financial position, industry and business trends, business strategy, plans, market growth, the impact of the devaluation of the Naira and other economic and geopolitical factors on our future results and operations and our objectives for future operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks and/or ability to access U.S. Dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars (including the current conflict between Russia and Ukraine) and acts of terrorism;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap and Project Green, including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;
●	reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;

●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

The forward-looking statements in this Form 6-K are based upon information available to us as of the date of this Form 6-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Form 6-K and the documents that we reference in this Form 6-K with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this Form 6-K. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this Form 6-K, whether as a result of any new information, future events or otherwise. Additionally, references to our website and other documents contained in this Form 6-K are provided for convenience only, and their content is not incorporated by reference into this Form 6-K.

CERTAIN DEFINED TERMS

Unless the context provides otherwise, references herein to:

●	“2026 Notes” refers to our $500 million 5.625% Senior Notes due 2026.
●	“2027 Notes” refers to our $940 million 8.0% Senior Notes due 2027.
●	“2028 Notes” refers to our $500 million 6.250% Senior Notes due 2028.
●	“9mobile” refers to Emerging Markets Telecommunication Services Limited, which was previously known as Etisalat Nigeria.
●	“Airtel Nigeria” refers to Airtel Networks Limited, a subsidiary of Airtel Africa.
●	“Brazilian Real” and “BRL” refers to the lawful currency of the Federative Republic of Brazil.
●	“Carbon Reduction Roadmap” refers to our strategy for decreasing our emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50% by 2030, using 2021 emissions data as the baseline.
●	“CBN” refers to the Central Bank of Nigeria.
●	“Churn” refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer’s contract in any particular period, adjusted for the reintegration of previously lost tenancies. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.
●	“Colocation” refers to the installation of equipment on existing towers for a new tenant alongside current Tenants.
●	“Colocation Rate” refers to the average number of Tenants per Tower across our portfolio at a given point in time. We calculate the Colocation Rate by dividing the total number of Tenants across our portfolio by the total number of Towers across our portfolio at a given time.
●	“Contracted Revenue” refers to lease fees to be received from the existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s current contractual term and lease fees to be received from Key Customers where we provide fiber access to an OLT for the remainder of the relevant contractual term, as of a specified date. In aggregating Contracted Revenue, we have taken the average lease rate for our Key Customers as of September 30, 2023, which is applied to the remaining term of the tenancies, lease amendments and fiber access of each Key Customer, assuming constant foreign exchange rates, no escalation of lease rates despite contractual provisions in our MLAs in that regard, no new Tenants, new Lease

Amendments or new access to fiber, no amendments to our existing MLA terms and no Churn. See “Risk Factors — Our Contracted Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results,” in our Annual Report for the year ended December 31, 2022.
●	“Dollar”, “USD” or “$” refer to U.S. dollars.
●	“euro” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
●	“GTS SP5 Acquisition” refers to the acquisition by us on March 17, 2022 of São Paulo Cinco Locação de Torres Ltda (“GTS SP5”). At closing, GTS SP5 had 2,115 towers in Brazil.
●	“I&E window” refers to the Nigerian Investors and Exporters foreign exchange trading window implemented by the Central Bank of Nigeria in April 2017 which was subsequently renamed NAFEM in October 2023.
●	“IHS Holding Limited Notes” refers to our 2026 Notes and our 2028 Notes, collectively.
●	“IHS Nigeria” refers to IHS (Nigeria) Limited, one of our operating subsidiaries in Nigeria.
●	“INT Towers” refers to INT Towers Limited, one of our operating subsidiaries in Nigeria.
●	“Key Customers” refers to MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d’Ivoire S.A., or Orange Côte d’Ivoire, 9mobile, Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda, Claro S.A., or Claro Brazil, TIM Cellular S.A., or TIM Brasil, Telefonica Brasil S.A., or Vivo Brazil, Colombia Móvile S.A. E.S.P., or Tigo Colombia, COMSEL S.A., or Claro Colombia, Oi S.A., or Oi Brazil, Zain Kuwait and Telkom South Africa.
●	“Kuwait Acquisition” refers to the acquisition by us of up to 1,620 towers from Zain Kuwait. The acquisition was signed in October 2017, and we completed multiple closings totaling 1,499 towers as of September 30, 2023. The remaining towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred to us. These towers are operated in Kuwait through an entity in which we own 70% of the shares and Zain Kuwait owns the remaining 30%.
●	"Latam” refers to our business segment that includes our markets in Latin America, which currently are Brazil, Colombia and Peru.
●	“Lease Amendments” refers to the installation of additional equipment on a site or the provision of certain ancillary services for an existing Tenant, for which we charge our customers a recurring lease fee.
●	“LTE” refers to long-term evolution, a standard for high-speed wireless communication for mobile devices and data terminals. We refer to LTE and 4G interchangeably in this report.
●	“Managed Services” refers to when MNOs outsource the day-to-day operations of their owned towers or other towers on which they are present, including maintenance, security and power supply.
●	"MENA” refers to our business segment that includes our markets in the Middle East and North Africa region, which currently are Egypt and Kuwait.
●	“MLA” refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, master services agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.
●	“MLL” refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditure.
●	“MNOs” refers to mobile network operators.
●	“MTN Customers” refers to MTN Nigeria, MTN Côte d’Ivoire S.A., MTN Côte d’Ivoire, MTN Cameroon Limited, MTN Cameroon, MTN Zambia Limited, MTN Zambia, MTN Rwandacell Limited, MTN Rwanda or MTN South Africa.
●	“MTN Group” refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate. In each African market in which we currently operate, one of the MTN operating entities is a customer of ours.

●	“MTN Nigeria” refers to MTN Nigeria Communications PLC.
●	“MTN SA Acquisition” refers to the acquisition of 5,691 towers from MTN South Africa on May 31, 2022. As part of the transaction, we are also required to provide Managed Services, including to approximately 7,100 additional MTN South Africa sites. IHS Holding Limited will over time own 70% of the South African Towers business with the remaining 30% owned by a B-BBEE consortium.
●	“MTN South Africa” refers to Mobile Telephone Networks Proprietary Limited.
●	“NAFEM” refers to Nigeria Autonomous Foreign Exchange Market introduced by the CBN in October 2023 to rename the I&E window rate.
●	“NAFEX” refers to the Nigerian Autonomous Foreign Exchange Rate Fixing Methodology.
●	“Naira”, “NGN” and “₦” refers to the lawful currency of the Federal Republic of Nigeria.
●	“New Sites” refers to Towers owned and operated by the Group constructed through build-to-suit arrangements for the initial Tenant.
●	“OLT” refers to an optical line terminal or optical line termination, which is a device which serves as the service provider endpoint of a passive optical network.
●	“Project Green” refers to the current phase of our Carbon Reduction Roadmap.
●	“ROU” refers to towers we operate under a right of use agreement for a defined period. Where there is an ROU agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves.
●	“South African Rand” and “ZAR” refers to the lawful currency of the Republic of South Africa.
●	“sites” refers to towers that are owned or operated by us.
●	“Skysites” refers to Skysites Holdings S.A.
●	“SLAs” refer to site-specific documents or agreements entered into in relation to specific sites pursuant to an MLA.
●	“SSA” refers to our business segment that includes our markets in the Sub-Saharan region of Africa, which currently are Cameroon, Cote d’Ivoire, Rwanda, South Africa and Zambia.
●	“subscribers” refers to the number of active subscriber identification module, or SIM, cards in service rather than the number of services provided (excluding machine to machine connections). For example, if a subscriber has both a data and voice plan on a smartphone this would equate to one subscriber. Alternatively, a subscriber who has a data and voice plan for a smartphone and a data plan for a tablet would be counted as two subscribers.
●	“Tenants” refers to the number of distinct customers who have leased space on each Tower across our portfolio. For example, if one customer had leased tower space on five of our Towers, we would have five Tenants.
●	“TIM Fiber Acquisition” refers to the acquisition and deployment of TIM Brasil’s secondary fiber network infrastructure. Closing occurred on November 16, 2021. The existing and future fiber assets are operated in Brazil through a new entity, which we refer to as I-Systems, in which we own 51% of the shares and TIM Brasil owns the remaining 49%.
●	“TIM Brasil” refers to TIM S.A.
●	“Towers” refers to ground-based towers, rooftop and wall-mounted towers, cell poles, in-building solutions, small cells, distributed antenna systems and cells-on-wheels, each of which is deployed to support wireless transmission equipment. We measure the number of Towers in our portfolio at a given time by counting the number of Towers that we own or operate with at least one Tenant. The number of Towers in our portfolio excludes any towers for which we provide managed services.
●	“Zain Kuwait” refers to Mobile Telecommunications Company K.S.C.P.

PART I ‒ FINANCIAL INFORMATION

Item 1. Financial Statements

CONDENSED CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) (UNAUDITED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2023	2022*	2023	2022*
		$’000	$’000	$’000	$’000
Revenue		467,023	521,317	1,615,755	1,435,132
Cost of sales	6	(365,032)	(297,598)	(949,774)	(818,797)
Administrative expenses	7	(93,835)	(91,527)	(291,877)	(284,941)
(Net loss allowance)/net reversal of loss allowance on trade receivables	8	(711)	1,597	(5,225)	3,397
Other income	9	33	70	369	4,207
Operating profit		7,478	133,859	369,248	338,998
Finance income	10	5,823	6,412	18,233	11,035
Finance costs	11	(261,993)	(234,223)	(1,804,222)	(574,081)
Loss before income tax		(248,692)	(93,952)	(1,416,741)	(224,048)
Income tax (expense)/benefit	12	(16,659)	57,304	(89,118)	23,945
Loss for the period		(265,351)	(36,648)	(1,505,859)	(200,103)

Loss attributable to:
Owners of the Company		(263,377)	(30,702)	(1,497,525)	(190,941)
Non‑controlling interests		(1,974)	(5,946)	(8,334)	(9,162)
Loss for the period		(265,351)	(36,648)	(1,505,859)	(200,103)

Loss per share—basic $	13	(0.79)	(0.09)	(4.49)	(0.58)
Loss per share—diluted $	13	(0.79)	(0.09)	(4.49)	(0.58)

Other comprehensive income/(loss):
Items that may be reclassified to profit or loss
Fair value loss through other comprehensive income		—	—	7	—
Exchange differences on translation of foreign operations		4,789	(52,962)	629,748	(43,309)
Other comprehensive income/(loss) for the period, net of taxes		4,789	(52,962)	629,755	(43,309)

Total comprehensive loss for the period		(260,562)	(89,610)	(876,104)	(243,412)

Total comprehensive (loss)/gain attributable to:
Owners of the Company		(251,373)	(79,165)	(876,163)	(240,219)
Non‑controlling interests		(9,189)	(10,445)	59	(3,193)
Total comprehensive loss for the period		(260,562)	(89,610)	(876,104)	(243,412)

The notes on pages 12 to 44 form part of the condensed consolidated interim financial statements.

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and MTN SA Acquisition in May 2022.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

		September 30,	December 31,
	Note	2023	2022*
		$’000	$’000
ASSETS
Non‑current assets
Property, plant and equipment	14	1,754,367	2,075,441
Right of use assets	14	883,234	965,019
Goodwill	15	638,538	763,388
Other intangible assets	15	908,821	1,049,103
Fair value through other comprehensive income financial assets		10	10
Deferred income tax assets		60,873	78,369
Derivative financial instrument assets	16	1,889	6,121
Trade and other receivables	17	153,972	130,347
		4,401,704	5,067,798
Current assets
Inventories		60,381	74,216
Income tax receivable		2,375	1,174
Trade and other receivables	17	629,245	663,467
Cash and cash equivalents		425,436	514,078
Assets held for sale	14	21,139	—
		1,138,576	1,252,935

Total assets		5,540,280	6,320,733
LIABILITIES
Current liabilities
Trade and other payables	18	569,761	669,149
Provisions for other liabilities and charges	21	309	483
Derivative financial instrument liabilities	16	51,887	1,393
Income tax payable		65,322	70,008
Borrowings	19	457,941	438,114
Lease liabilities	20	86,898	87,240
		1,232,118	1,266,387
Non‑current liabilities
Trade and other payables	18	5,493	1,459
Borrowings	19	3,084,214	2,906,288
Lease liabilities	20	507,008	518,318
Provisions for other liabilities and charges	21	84,811	84,533
Deferred income tax liabilities		141,842	183,518
		3,823,368	3,694,116

Total liabilities		5,055,486	4,960,503
EQUITY
Stated capital	22	5,391,363	5,311,953
Accumulated losses		(4,814,310)	(3,317,652)
Other reserves	23	(321,440)	(861,271)
Equity attributable to owners of the Company		255,613	1,133,030
Non‑controlling interest	24	229,181	227,200
Total equity		484,794	1,360,230
Total liabilities and equity		5,540,280	6,320,733

The notes on pages 12 to 44 form part of the condensed consolidated interim financial statements.

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

		Attributable to owners of the Company
						Non‑
		Stated	Accumulated	Other		controlling	Total
	Note	capital	losses	reserves	Total	interest	equity
		$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2022		5,223,484	(2,860,205)	(842,911)	1,520,368	223,188	1,743,556
NCI arising on business combination	24	—	—	—	—	831	831
Options converted to shares		86,470	—	(86,470)	—	—	—
Share‑based payment expense	25	—	—	10,230	10,230	—	10,230
Other reclassifications related to share-based payment		—	1,560	(2,835)	(1,275)	—	(1,275)
Total transactions with owners of the company		86,470	1,560	(79,075)	8,955	831	9,786
Loss for the period*		—	(190,941)	—	(190,941)	(9,162)	(200,103)
Other comprehensive (loss)/income*		—	—	(49,278)	(49,278)	5,969	(43,309)
Total comprehensive loss*		—	(190,941)	(49,278)	(240,219)	(3,193)	(243,412)
Balance at September 30, 2022*		5,309,954	(3,049,586)	(971,264)	1,289,104	220,826	1,509,930

Balance at January 1, 2023		5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230
Shares repurchased and cancelled through buyback program	22	(10,022)	—	—	(10,022)	—	(10,022)
NCI arising on business combination	24	—	—	—	—	1,922	1,922
Share‑based payment expense	25	—	—	9,327	9,327	—	9,327
Options converted to shares		89,432	—	(89,432)	—	—	—
Other reclassifications related to share based payment		—	867	(1,426)	(559)	—	(559)
Total transactions with owners of the company		79,410	867	(81,531)	(1,254)	1,922	668
Loss for the period		—	(1,497,525)	—	(1,497,525)	(8,334)	(1,505,859)
Other comprehensive income		—	—	621,362	621,362	8,393	629,755
Total comprehensive (loss)/income		—	(1,497,525)	621,362	(876,163)	59	(876,104)
Balance at September 30, 2023		5,391,363	(4,814,310)	(321,440)	255,613	229,181	484,794

The notes on pages 12 to 44 form part of the condensed consolidated interim financial statements.

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and MTN SA Acquisition in May 2022.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2023	2022	2023	2022
		$’000	$’000	$’000	$’000
Cash flows from operating activities
Cash from operations	26	234,437	294,190	750,428	677,599
Income taxes paid		(8,450)	(6,452)	(42,407)	(46,454)
Payment for rent		(1,204)	(1,175)	(4,147)	(5,305)
Payment for tower and tower equipment decommissioning		(6)	(320)	(327)	(178)
Net cash generated from operating activities		224,777	286,243	703,547	625,662

Cash flow from investing activities
Purchase of property, plant and equipment		(124,413)	(122,011)	(393,015)	(284,867)
Payment in advance for property, plant and equipment		(18,772)	(51,870)	(88,920)	(139,783)
Purchase of software and licenses		(3,494)	(234)	(19,670)	(13,238)
Consideration paid on business combinations, net of cash acquired		(4,486)	(8,993)	(4,486)	(735,917)
Proceeds from disposal of property, plant and equipment		508	255	1,468	1,109
Insurance claims received		32	80	310	1,694
Interest income received		5,761	3,364	17,338	10,380
Deposit of short term deposits		(59,173)	(70,628)	(187,938)	(358,694)
Refund of short term deposits		15,908	10,733	36,631	162,316
Net cash used in investing activities		(188,129)	(239,304)	(638,282)	(1,357,000)

Cash flows from financing activities
Transactions with non-controlling interest		—	11	—	11
Shares repurchased and cancelled through buyback program		(5,713)	—	(5,713)	—
Bank loans received		318,765	118,884	976,944	834,677
Bank loans repaid		(226,741)	(44,184)	(644,591)	(114,211)
Fees on loans and derivative instruments		(6,149)	(3,282)	(14,820)	(12,559)
Interest paid		(79,173)	(69,070)	(224,118)	(173,739)
Payment for the principal of lease liabilities		(14,844)	(22,966)	(59,426)	(52,717)
Interest paid for lease liabilities		(15,405)	(11,543)	(40,699)	(27,763)
Initial margin received on non‑deliverable forwards		145	6,629	197	13,106
(Losses) settled/profits received on non‑deliverable forwards		—	(172)	420	(3,197)
Net cash (used in)/generated from financing activities		(29,115)	(25,693)	(11,806)	463,608

Net increase/(decrease) in cash and cash equivalents		7,533	21,246	53,459	(267,730)
Cash and cash equivalents at beginning of period		433,048	567,298	514,078	916,488
Effect of movements in exchange rates on cash		(15,145)	(58,076)	(142,101)	(118,290)
Cash and cash equivalents at end of period		425,436	530,468	425,436	530,468

The notes on pages 12 to 44 form part of the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.General Information

The financial statements are the unaudited condensed consolidated interim financial statements (hereafter “financial statements”) of IHS Holding Limited (the “Company”) and its subsidiaries (together hereafter referred to as the “Group”). IHS Holding Limited is incorporated in the Cayman Islands under the Companies Act (as amended) as an exempted company with limited liability. The Company is domiciled in the Cayman Islands and the address of its registered office is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The financial period represents the three and nine months ended September 30, 2023, with the prior period representing the three and nine months ended September 30, 2022. The financial statements are presented in U.S. Dollars ($) and all values are rounded to the nearest thousand, except where otherwise indicated.

2.Significant accounting policies

2.1Basis of preparation

The financial statements for the three and nine months ended September 30, 2023, have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB).

The financial statements do not amount to full financial statements and do not include all of the information and disclosures required for full annual financial statements. It should be read in conjunction with the consolidated annual financial statements of the Group for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, as noted within note 2.1 of the consolidated annual financial statements.

In management’s opinion, the accompanying financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of September 30, 2023, and its results of operations for the three and nine months ended September 30, 2023, and 2022, cash flows for the three and nine months ended September 30, 2023, and 2022, and statement of changes in equity for the nine months ended September 30, 2023 and 2022. Certain amounts in the prior periods have been reclassified to conform to the current year presentation. The condensed consolidated statement of financial position as at December 31, 2022, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

2.2Approval

These condensed consolidated interim financial statements were authorized and approved for issue on November 13, 2023.

2.3Income tax

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

2.4Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except the new standards, amendments and interpretations adopted by the Group during the period.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

New standards, amendments and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for its interim reporting period commencing January 1, 2023:

●	IFRS 17 Insurance Contracts
●	Definition of Accounting Estimates - Amendments to IAS 8
●	Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
●	International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12

The amendments to standards listed above did not have any material impact on the Group’s interim financial statements. However, the Group is in the process of analyzing the impact of the amendments to IAS 12 which are expected to impact the gross values of deferred tax assets and deferred tax liabilities disclosed in the notes to the annual financial statements at year end. Other than this, we do not expect this amendment to have any material impact on the net assets of the Group.

The Organisation for Economic Co-operation and Development (OECD) has published Pillar Two Global Anti-Base Erosion Rules (GloBE) relating to global minimum taxation. These will apply to the Group from the year ended December 31, 2024 because the UK has enacted the relevant legislation, which will apply to UK tax resident companies, such as IHS Holding Limited, and its subsidiaries. The GLoBE rules will apply a minimum 15% income tax rate applicable in each jurisdiction in which the Group operates. The International Accounting Standards Board has amended IAS 12 ‘Income Taxes’ to include a mandatory exemption from recognizing deferred tax and liabilities relating to Pillar Two income taxes. The quantitative impact on the Group is still under investigation.

There are no new standards, amendments and interpretations not yet adopted by the Group.

2.5Segment reporting

Operating segments are components of IHS’ business activities about which separate financial statements are available and reported internally to the chief operating decision maker. The Group’s Executive Committee has been identified as the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

The Group’s Executive Committee currently consists of the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”), the General Counsel, the IHS Nigeria CEO, the Chief Human Resource Officer and the Executive Vice President of Communications.

Where operating segments share similar characteristics, they have been aggregated into reportable segments, of which the Group has identified four: Nigeria, Sub-Saharan Africa (“SSA”), Middle East and North Africa (“MENA”) and Latin America (“Latam”).

3.Critical accounting estimates and assumptions

The preparation of interim financial statements requires management to make certain judgements, accounting estimates and assumptions that affect the amounts reported for the assets and liabilities at the reporting date and the amounts reported for revenues and expenses during the period. The nature of the estimation means that actual outcomes could differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same, except as mentioned below, as those that applied to the consolidated financial statements for the year ended December 31, 2022.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(a)Going Concern

As part of their regular assessment of the Group’s liquidity and financing position, the Directors have prepared detailed forecasts for a period which extends beyond 12 months after the date of approval of these financial statements. In assessing the forecasts, the Directors have considered:

●	the current economic conditions in the operating markets and the impact on trading performance;
●	the impact of macroeconomic factors, particularly interest rates and foreign exchange rates, and the ongoing impact of the Russia and Ukraine conflict including on global diesel prices and supply chains for raw materials such as steel and for equipment, including batteries (the Group has no operations in Ukraine or trading with sanctioned individuals and companies);
●	the status of the Group’s financial arrangements (see also note 19);
●	mitigating actions available should business activities fall behind current expectations; and
●	additional sensitivity analysis under a stressed scenario to assess the impact of a severe but plausible downside case.

In addition, the Directors have considered the following:

●	The Group has cash and cash equivalents of $425.4 million as at September 30, 2023;
●	Management has assessed current cash reserves and the availability of undrawn facilities and continues to monitor available liquidity in the context of ongoing operational requirements and planned capital expenditure;
●	All of the Group’s operations are cash generative; and
●	Our IT team monitors the risk of fraud, data or security breaches, loss of data and the potential for other cyber-related attacks and utilizes security measures to mitigate such risks.

Having carefully considered the factors noted above, the Directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for at least 12 months from the date of issuance of these financial statements and to operate within the covenant levels of its current debt facilities. The Directors therefore continue to consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

(b) Assessment of appropriate foreign exchange rate

In mid-June 2023, the Central Bank of Nigeria announced the unification of all segments of the foreign exchange market by replacing the old regime of multiple exchange rate “windows” for different purposes with, in effect, a market rate. The unification of the Nigeria foreign exchange market was aimed at eliminating multiple “windows” and to allow foreign exchange transactions to be determined by market forces via a single I&E window. The Group uses the USD/NGN rate published by Bloomberg, which is approximately aligned to the I&E window rate (which was subsequently renamed NAFEM in October 2023), for the translation of USD transactions and denominated balances in the Nigerian subsidiaries and also for consolidation purposes.

4.Capital risk management

The Group’s activities expose it to a variety of financial risks including market risk (foreign exchange risk and interest rate risk), credit risk and liquidity risk.

The financial statements do not include all financial risk management information and disclosures required in annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2022.

There have been no changes in any risk management policies since December 31, 2022.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

◾	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
◾	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
◾	Inputs for the asset or liability that are not based on observable market data (that is unobservable inputs) (level 3).

The following tables present the Group’s financial instruments that are measured at fair value at September 30, 2023 and at December 31, 2022.

September 30, 2023	Level 1	Level 2	Total
	$’000	$’000	$’000

Fair value through other comprehensive income financial assets	10	—	10
Interest rate caps (note 16)	—	1,099	1,099
Embedded options within listed bonds (note 16)	—	790	790
Foreign exchange swaps (note 16)	—	(51,887)	(51,887)
	10	(49,998)	(49,988)

December 31, 2022	Level 1	Level 2	Total
	$’000	$’000	$’000

Fair value through other comprehensive income financial assets	10	—	10
Interest rate caps (note 16)	—	821	821
Embedded options within listed bonds (note 16)	—	5,300	5,300
Foreign exchange swaps (note 16)	—	(1,393)	(1,393)
	10	4,728	4,738

As at the end of the reporting period, the Group had both level 1 and level 2 financial instruments.

Financial instruments in level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise investment in marketable securities classified as fair value through other comprehensive income financial assets.

Financial instruments in level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Instruments included in level 2 comprise primarily of foreign exchange swaps, interest rate caps and options embedded in the bonds. Their fair values are determined based on mark to market values provided by the counterparty financial institutions or valuation techniques using observable market data.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Fair value estimation

	At September 30, 2023		At December 31, 2022
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$’000	$’000	$’000	$’000

Financial liabilities
Bank and bond borrowings (note 19)	3,542,155	3,165,109	3,344,402	3,116,193
	3,542,155	3,165,109	3,344,402	3,116,193

The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate.

The fair values of current assets and current liabilities are not materially different from their carrying values.

5. Segment reporting

The Group’s Executive Committee, identified as the chief operating decision maker (“CODM”), reviews and evaluates the Group’s performance from a business perspective according to how the geographical locations are managed. Regional and operating company management are responsible for managing performance, underlying risks, and effectiveness of operations. Regions are broadly based on a scale and geographic basis because the Group’s risks and rates of return are affected predominantly by the fact that the Group operates in different geographical areas, namely Nigeria as the major market, Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia, as our SSA business, Kuwait and Egypt as our MENA business and Brazil, Colombia and Peru as our Latam business.

The Executive Committee reviews the Company’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The CODM has identified four operating segments:

◾	Nigeria
◾	SSA, which comprises operations in Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia
◾	Latam, which comprises operations in Brazil, Colombia and Peru
◾	MENA, which comprises operations in Kuwait and Egypt. Although full operations in Egypt have not commenced, the business has incurred some startup costs.

All operating segments are engaged in the business of leasing tower space for communication equipment and capacity leasing and services on fixed broadband networks to Mobile Network Operators (MNOs) and other customers (internet service providers, security functions or private corporations) and provide managed services in limited situations, such as maintenance, operations and leasing services, for certain towers owned by third parties within their respective geographic areas. However, they are managed and grouped within the four operating segments, which are primarily distinguished by reference to the scale of operations, to the similarity of their future prospects and long-term financial performance (i.e. margins and geographic basis).

The CODM primarily uses a measure of Segment Adjusted EBITDA (defined as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, reversal of provision for decommissioning costs, net (profit)/loss on sale of assets, share based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business). The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period. The CODM also regularly receives information about the Group’s revenue, assets and liabilities. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and which are aggregated in ‘Other’ in the reconciliation of financial information presented below. These include costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

There are no revenue transactions which occur between operating segments. Intercompany finance income, finance costs and loans are not included in the amounts below.

The segment’s assets and liabilities are comprised of all assets and liabilities attributable to the segment, based on the operations of the segment and the physical location of the assets, including goodwill and other intangible assets and are measured in the same way as in the financial statements. Other assets and liabilities that are not attributable to Nigeria, SSA, Latam and MENA segments consist principally of amounts excluded from specific segments including costs incurred for and by Group functions not attributable directly to the operations of the reportable segments, share-based payment and any amounts due on debt held at Group level as the balances are not utilized in assessing each segment’s performance.

Summarized financial information for the nine months ended September 30, 2023 is as follows:

2023	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	1,060,964	379,034	145,876	29,881	—	1,615,755
Segment Adjusted EBITDA	668,330	194,701	104,665	14,205	(110,694)	871,207
Depreciation and amortization (note 6 and 7)						(340,381)
Net gain on disposal of property, plant and equipment (note 7)						952
Insurance claims (note 9)						310
Net impairment of property, plant and equipment and prepaid land rent (note 6)						(108,510)
Impairment of withholding tax receivables (note 7)						(35,112)
Business combination transaction costs (note 7)						(1,647)
Other costs (a)						(8,059)
Share‑based payment expense (note 7)						(9,571)
Finance income (note 10)						18,233
Finance costs (note 11)						(1,804,222)
Other income (note 9)						59
Loss before income tax						(1,416,741)

Additions of property, plant and equipment, right of use assets and intangible assets:
- through business combinations	—	—	—	8,566
- in the normal course of business	253,146	81,158	172,867	15,039

Segment assets (at September 30, 2023)	1,640,741	1,401,864	2,137,361	185,536
Segment liabilities (at September 30, 2023)	951,848	819,213	728,975	113,263
(a)	Other costs for the nine months ended September 30, 2023 included one-off consulting fees related to corporate structures and operating systems of $4.5 million, one-off consulting services of $1.7 million and one-off professional fees related to financing of $0.2 million.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial information for the nine months ended September 30, 2022 is as follows:

2022	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	997,132	295,331	116,117	26,552	—	1,435,132
Segment Adjusted EBITDA*	596,756	163,511	83,010	11,616	(96,416)	758,477
Depreciation and amortization (note 6 and 7)						(340,173)
Net loss on disposal of property, plant and equipment (note 7)						(13,650)
Insurance claims (note 9)						1,686
Net reversal of impairment of property, plant and equipment and prepaid land rent (note 6)						(1,768)
Impairment of withholding tax receivables (note 7)						(39,141)
Business combination transaction costs (note 7)						(17,928)
Other costs (a)						(1,274)
Share‑based payment expense (note 7)						(9,752)
Finance income (note 10)						11,035
Finance costs (note 11)						(574,081)
Other income (note 9)						2,521
Loss before income tax						(224,048)
Additions of property, plant and equipment, right of use assets and intangible assets:
- through business combinations*	—	719,219	386,460	3,650
- in the normal course of business	226,858	83,876	93,822	18,569

Segment assets (at September 30, 2022)*	2,374,490	1,596,906	1,884,223	177,746
Segment liabilities (at September 30, 2022)*	968,530	897,690	498,806	108,558
(a)	Other costs for the nine months ended September 30, 2022 included professional costs related to Sarbanes-Oxley (SOX) implementation costs of $1.0 million along with professional fees and system implementation costs.

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and the MTN SA Acquisition in May 2022.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial information for the three months ended September 30, 2023 is as follows:

2023	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	271,394	133,481	51,883	10,265	—	467,023
Segment Adjusted EBITDA	158,003	66,285	38,163	5,155	(35,653)	231,953
Depreciation and amortization (note 6 and 7)						(104,931)
Net loss on disposal of property, plant and equipment (note 7)						386
Insurance claims (note 9)						32
Net impairment of property, plant and equipment and prepaid land rent (note 6)						(103,429)
Impairment of withholding tax receivables (note 7)						(10,508)
Business combination transaction costs (note 7)						(161)
Other costs (a)						(3,211)
Share‑based payment expense (note 7)						(2,654)
Finance income (note 10)						5,823
Finance costs (note 11)						(261,993)
Other income (note 9)						1
Loss before income tax						(248,692)

Additions of property, plant and equipment, right of use assets and intangible assets:
- through business combinations	—	—	—	8,566
- in the normal course of business	51,631	28,005	82,060	6,227

Segment assets (at September 30, 2023)	1,640,741	1,401,864	2,137,361	185,536
Segment liabilities (at September 30, 2023)	951,848	819,213	728,975	113,263
(a)	Other costs for the three months ended September 30, 2023 included one-off consulting fees related to corporate structures and operating systems of $1.7 million and one-off consulting services of $0.7 million.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial information for the three months ended September 30, 2022 is as follows:

2022	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	355,351	114,801	42,104	9,061	—	521,317
Segment Adjusted EBITDA*	210,039	63,521	29,993	3,828	(32,953)	274,428
Depreciation and amortization (note 6 and 7)						(117,474)
Net loss on disposal of property, plant and equipment (note 7)						134
Insurance claims (note 9)						70
Net reversal of impairment of property, plant and equipment and prepaid land rent (note 6)						(3,099)
Impairment of withholding tax receivables (note 7)						(11,422)
Business combination transaction costs (note 7)						(3,685)
Other costs (a)						(966)
Share‑based payment expense (note 7)						(4,127)
Finance income (note 10)						6,412
Finance costs (note 11)						(234,223)
Loss before income tax						(93,952)
Additions of property, plant and equipment, right of use assets and intangible assets:
- through business combinations*	—	—	—	3,650
- in the normal course of business	98,669	31,705	42,696	6,223

Segment assets (at September 30, 2022)*	2,374,490	1,596,906	1,884,223	177,746
Segment liabilities (at September 30, 2022)*	968,530	897,690	498,806	108,558
(a)	Other costs for the three months ended September 30, 2022 included professional costs related to SOX implementation costs of $0.4 million, professional fees related to financing costs of $0.2 million and system implementation costs of $0.4 million.

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the TIM Fiber Acquisition in November 2021, the GTS SP5 Acquisition in March 2022 and the MTN SA Acquisition in May 2022.

Revenue from two tier one customers represents approximately 10% or more of the Group’s total revenue as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
			$’000	$’000

Customer A	63%	63%	60%	63%
Customer B	14%	14%	16%	17%

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.Cost of sales

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022*	2023	2022*
	$’000	$’000	$’000	$’000

Tower repairs and maintenance	20,364	25,134	77,762	68,391
Power generation	89,883	113,604	303,815	305,858
Short term rental	2,605	3,401	8,195	13,616
Vehicle maintenance and repairs	495	439	1,556	1,473
Site regulatory permits	9,365	8,593	30,562	26,634
Security services	9,650	12,375	33,756	31,713
Insurance	1,081	1,353	3,635	3,750
Staff costs	7,240	8,454	25,385	23,664
Travel costs	1,753	2,195	7,967	3,436
Professional fees	905	943	2,106	2,846
Depreciation (note 14)**	89,850	102,929	293,784	298,901
Amortization (note 15)	10,908	11,381	33,871	30,317
Net impairment of property, plant and equipment, intangibles fixed assets and prepaid land rent	103,429	3,099	108,510	1,768
Other	17,504	3,698	18,870	6,430
	365,032	297,598	949,774	818,797

Foreign exchange gains and losses on cost of sales are included in Other.

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and MTN SA Acquisition in May 2022.

**Presented net of related indirect tax receivable in Brazil of $0.4 million in 2023. Refer to note 14.

7.Administrative expenses

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
	$’000	$’000	$’000	$’000

Facilities, short term rental and upkeep	8,822	8,953	30,010	25,844
Depreciation (note 14)	2,744	2,266	8,501	6,657
Amortization (note 15)	1,429	898	4,225	4,298
Travel costs	3,640	4,225	10,318	10,884
Staff costs	38,210	34,323	114,765	96,172
Key management compensation	4,674	5,491	12,914	13,814
Share‑based payment expense (note 25)	2,654	4,127	9,571	9,752
Professional fees	14,231	9,628	43,634	28,240
Business combination transaction costs	161	3,685	1,647	17,928
Impairment of withholding tax receivables*	10,508	11,422	35,112	39,141
Net (gain)/loss on disposal of property, plant and equipment	(386)	(134)	(952)	13,650
Operating taxes	266	228	382	569
Other	6,882	6,415	21,750	17,992
	93,835	91,527	291,877	284,941

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Foreign exchange gains and losses on administrative expenses are included in Other.

*Withholding tax receivables were impaired following the Group’s assessment of the recoverability of withholding tax assets based on a five-year cash flow projection and an analysis of the utilization of withholding tax balances against future income tax liabilities.

8. (Loss allowance)/reversal of loss allowance on trade receivables

The loss allowance for the nine months ended September 30, 2023 is $5.2 million (nine months ended September 30, 2022: reversal of loss allowance of $3.4 million) and the loss allowance for the three months ended September 30, 2023 is $0.7 million (three months ended September 30, 2022: reversal of loss allowance of $1.6 million). This represents the net impact of new or increased provisions for balances now assessed as doubtful partially offset by the reversal of allowances made in previous periods in respect of balances recovered in the period or no longer considered doubtful.

9.Other income

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
	$’000	$’000	$’000	$’000

Insurance claims	32	70	310	1,686
Other income	1	—	59	2,521
	33	70	369	4,207

10.Finance income

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
	$’000	$’000	$’000	$’000

Interest income—bank deposits	5,761	3,364	17,338	10,380
Net foreign exchange gain on derivative instruments—unrealized	—	1,263	—	—
Net foreign exchange gain on derivative instruments—realized	—	1,785	420	655
Fair value gain on interest rate caps	62	—	475	—
	5,823	6,412	18,233	11,035

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.Finance costs

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022*	2023	2022*
	$’000	$’000	$’000	$’000

Interest expenses—third party loans	95,500	70,149	270,491	180,463
Interest expense - withholding tax paid on bond interest	4,233	4,233	10,974	8,597
Unwinding of discount on decommissioning liability	2,360	2,556	6,941	5,223
Interest and finance charges paid/payable for lease liabilities	16,121	14,013	47,323	36,813
Net foreign exchange loss arising from financing—unrealized	118,485	81,964	1,268,855	43,302
Net foreign exchange loss arising from financing—realized	10,325	56,966	117,377	120,655
Net foreign exchange loss on derivative instruments—unrealized	3,247	—	65,356	2,111
Fair value loss on embedded options	5,260	620	4,510	162,950
Fees on loans and financial derivatives	6,462	3,722	12,395	13,967
	261,993	234,223	1,804,222	574,081

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

12.Taxation

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022*	2023	2022*
	$’000	$’000	$’000	$’000

Current taxes on income	28,567	31,897	91,484	83,905
Deferred income taxes	(11,908)	(89,201)	(2,366)	(107,850)
Total taxes	16,659	(57,304)	89,118	(23,945)

Income tax expense is recognized in each interim period based on tax computations for each group entity based upon the profit or loss before tax in the period. Adjustments for material temporary and permanent differences are made by reference to the relevant tax rules, making suitable pro-rated adjustments for rates applying on an annual basis for the full financial year under the tax rules. Accordingly, the interim period income tax expense is accrued at the effective tax rate that would be applicable to the pre-tax income of the interim period.

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and MTN SA Acquisition in May 2022.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.Loss per share

The following table sets forth basic and diluted net loss per common share computational data (in thousands, except per share data):

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022*	2023	2022*

Loss attributable to equity holders ($’000)	(265,351)	(36,648)	(1,505,859)	(200,103)
Less: allocation of loss to non‑controlling interest ($’000)	(1,974)	(5,946)	(8,334)	(9,162)
Loss attributable to IHS common shareholders ($’000)	(263,377)	(30,702)	(1,497,525)	(190,941)

Basic weighted average shares outstanding (‘000)	334,046	331,688	333,388	330,913
Potentially dilutive securities (‘000)	1,811	3,446	2,079	3,381
Potentially dilutive weighted average common shares outstanding (‘000)	335,857	335,134	335,467	334,294
Loss per share:
Basic loss per share ($)	(0.79)	(0.09)	(4.49)	(0.58)
Diluted loss per share ($)	(0.79)	(0.09)	(4.49)	(0.58)

Potentially dilutive securities include share-based compensation options, but for the nine and three months ended September 30, 2023, and the nine and three months ended September 30, 2022, these securities were anti-dilutive and thus do not impact diluted loss per share.

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and MTN SA Acquisition in May 2022.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.Property, plant and equipment

							Total
							(excluding
	Towers		Land	Furniture		Capital	Right of
	and tower	Fiber	and	and office	Motor	work in	use	Right of
	equipment	assets	buildings	equipment	vehicles	progress	asset)	use assets
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Cost
At January 1, 2022	2,829,528	250,690	56,268	22,198	23,458	146,353	3,328,495	650,504
Additions during the year ***	(20,994)	70,905	1,489	7,453	6,961	350,512	416,326	100,832
Additions through business combinations (note 27) ****/*****	266,110	—	885	—	—	—	266,995	478,602
Reclassification	176,625	10,991	1,992	4,231	—	(193,839)	—	—
Transfer from advance payments	100,578	16,412	6,754	33	—	2,008	125,785	—
Disposals*	(239,350)	—	—	(459)	(1,286)	—	(241,095)	(17,755)
Effects of movement in exchange rates *****	(150,930)	15,184	(3,802)	(1,148)	(1,856)	(17,876)	(160,428)	(47,003)
At December 31, 2022*****	2,961,567	364,182	63,586	32,308	27,277	287,158	3,736,078	1,165,180

At January 1, 2023	2,961,567	364,182	63,586	32,308	27,277	287,158	3,736,078	1,165,180
Additions during the period ***	38,285	13,634	1,044	2,573	3,429	305,181	364,146	88,794
Additions through business combinations (note 27) ***	5,576	—	—	—	—	—	5,576	—
Reclassification	119,159	67,095	6,422	(2,883)	84	(189,877)	—	—
Transfer from advance payments	41,889	980	1,924	—	—	16,266	61,059	—
Disposals*	(4,950)	(35,571)	—	(1,176)	(1,625)	—	(43,322)	(25,511)
Effects of movement in exchange rates	(732,553)	(5,911)	(24,319)	(6,403)	(8,335)	(129,350)	(906,871)	(123,332)
Reclassified to assets held for sale	(102,135)	—	—	—	—	—	(102,135)	—
At September 30, 2023	2,326,838	404,409	48,657	24,419	20,830	289,378	3,114,531	1,105,131

Accumulated depreciation and impairment
At January 1, 2022	1,575,315	5,354	1,637	17,157	14,771	—	1,614,234	129,853
Charge for the year**	268,999	54,152	315	5,800	4,610	—	333,876	88,615
Impairment	34,702	201	—	—	—	—	34,903	3,151
Disposals*	(234,117)	—	—	(301)	(1,272)	—	(235,690)	(13,237)
Effects of movement in exchange rates *****	(83,573)	(675)	(119)	(1,219)	(1,100)	—	(86,686)	(8,221)
At December 31, 2022*****	1,561,326	59,032	1,833	21,437	17,009	—	1,660,637	200,161

At January 1, 2023	1,561,326	59,032	1,833	21,437	17,009	—	1,660,637	200,161
Charge for the period**	174,967	48,207	263	2,859	3,115	—	229,411	73,247
Net impairment	77,896	464	—	—	—	—	78,360	1,277
Disposals*	(4,034)	(34,506)	—	(1,168)	(1,520)	—	(41,228)	(14,315)
Effects of movement in exchange rates	(478,469)	1,871	(763)	(3,824)	(4,835)	—	(486,020)	(38,473)
Reclassified to assets held for sale	(80,996)	—	—	—	—	—	(80,996)	—
At September 30, 2023	1,250,690	75,068	1,333	19,304	13,769	—	1,360,164	221,897

Net book value
At December 31, 2022****	1,400,241	305,150	61,753	10,871	10,268	287,158	2,075,441	965,019
At September 30, 2023	1,076,148	329,341	47,324	5,115	7,061	289,378	1,754,367	883,234

*The disposals value of right of use assets represents disposals due to terminated leases and the impact of remeasurement of lease assets as a result of changes in lease terms.

**The charge for the period does not agree to the charge in the condensed consolidated statement of loss and other comprehensive income/(loss) due to the indirect taxes benefit of $0.4 million in IHS Brasil Cessão de Infraestruturas S.A. claimed through depreciation over the useful life of the asset.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

***Includes net movements in assets relating to the decommissioning and site restoration provision.

****Includes subsequent asset acquisitions on business combination transactions.

*****re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Capital work-in-progress comprises mainly of tower and tower equipment still under construction and not yet available for use. The Group transfers such assets to the appropriate class once they are available for use. There were no qualifying borrowing costs capitalized during the year.

The impairment in the period ended September 30, 2023 includes $66.3 million from power equipment assets in the SSA segment being classified as assets held for sale and remeasured at fair value less cost to sell. The sale of the assets is expected to be concluded within the next 12 months. Assets are not depreciated while they are classified as held for sale. The impairment in the year ended December 31, 2022 is primarily driven by the rationalization program agreed with a Key Customer which resulted in the impairment of the related Towers and tower equipment. The impairment losses have been recognized in cost of sales in the consolidated statement of loss and other comprehensive income/(loss).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.Goodwill and other intangible assets

		Customer‑	Network‑
		related	related
		intangible	intangible
	Goodwill	assets	assets	Licenses	Software	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Cost
At January 1, 2022	780,147	877,764	107,202	17,706	23,798	1,806,617
Additions during the year	—	—	—	14,772	6,413	21,185
Additions through business combinations (note 27)*/***	119,035	171,765	72,932	—	—	363,732
Disposals	—	—	—	(4)	(395)	(399)
Effects of movement in exchange rates ***	(13,543)	(18,163)	(4,844)	(1,886)	(572)	(39,008)
At December 31, 2022***	885,639	1,031,366	175,290	30,588	29,244	2,152,127

At January 1, 2023	885,639	1,031,366	175,290	30,588	29,244	2,152,127
Additions during the period	—	—	—	3,007	8,970	11,977
Additions through business combinations (note 27)	—	2,224	766	—	—	2,990
Disposals	—	—	—	(17)	(13,014)	(13,031)
Effects of movement in exchange rates	(119,909)	(115,330)	(15,640)	(1,096)	(4,066)	(256,041)
At September 30, 2023	765,730	918,260	160,416	32,482	21,134	1,898,022

Accumulated amortization and impairment
At January 1, 2022	251	131,568	21,885	6,877	20,411	180,992
Charge for the year	—	36,169	6,936	2,598	1,627	47,330
Disposals	—	—	—	(4)	(394)	(398)
Impairment charge for the year**	121,596	—	—	—	—	121,596
Effects of movement in exchange rates	404	(8,335)	(1,245)	(395)	(313)	(9,884)
At December 31, 2022	122,251	159,402	27,576	9,076	21,331	339,636

At January 1, 2023	122,251	159,402	27,576	9,076	21,331	339,636
Charge for the period	—	26,094	5,515	4,776	1,711	38,096
Disposals	—	—	—	(17)	(13,008)	(13,025)
Impairment charge for the year	—	28,873	—	—	—	28,873
Effects of movement in exchange rates	4,941	(37,430)	(6,464)	(129)	(3,835)	(42,917)
At September 30, 2023	127,192	176,939	26,627	13,706	6,199	350,663
Net book value
At December 31, 2022***	763,388	871,964	147,714	21,512	7,913	1,812,491
At September 30, 2023	638,538	741,321	133,789	18,776	14,935	1,547,359

Network-related intangible assets represent future income from leasing excess tower capacity to new Tenants. Customer-related intangible assets represent customer contracts and relationships.

*Includes subsequent asset acquisitions on business combination transactions.

**The carrying amount of the IHS Latam tower business group of CGUs was reduced to its recoverable amount through the recognition of an impairment loss against goodwill.

***re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The impairment in the period ended September 30, 2023 of $28.9 million relates to a revaluation of the Customer-related assets in the SSA segment following the classification of power equipment assets as held for sale. Refer to note 14.

16.Derivative financial instruments

The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the condensed consolidated statement of loss and other comprehensive income/(loss). The related net foreign exchange gain/(loss) is included in finance income (note 10) and finance costs (note 11).

The underlying contractual notional amounts for the derivative instruments are as follows, at December 31, 2022 and at September 30, 2023:

	September 30,	December 31,
	2023	2022
	$’000	$’000

Derivative instruments
Foreign exchange swaps	125,000	160,448
Embedded options within listed bonds	1,940,000	1,940,000
	2,065,000	2,100,448

The fair value balances are as follows:

	September 30,	December 31,
	2023	2022
	$’000	$’000

Derivative instruments
Foreign exchange swaps	(51,887)	(1,393)
Interest rate caps	1,099	821
Embedded options within listed bonds	790	5,300
	(49,998)	4,728

The change in fair value of the derivative instruments has been recorded in the condensed consolidated statement of loss and other comprehensive income/(loss) as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
	$’000	$’000	$’000	$’000

Derivative instruments
Foreign exchange swaps/non-deliverable forwards	(3,247)	1,263	(65,356)	(2,111)
Interest rate caps	62	—	475	—
Embedded options within listed bonds	(5,260)	(620)	(4,510)	(162,950)
	(8,445)	643	(69,391)	(165,061)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.Trade and other receivables

	September 30,	December 31,
	2023	2022
	$’000	$’000

Current
Trade receivables	196,881	236,390
Less: impairment provisions	(19,767)	(25,365)
Net trade receivables*	177,114	211,025
Other receivables**	386,305	387,019
Prepaid land rent	1,108	1,030
Other prepaid expenses	23,116	26,820
Advance payments	27,663	22,076
Withholding tax	1,133	1,201
VAT receivables	12,806	14,296
	629,245	663,467
Non‑current
Accrued income and lease incentive	62,989	35,321
Other tax receivables	7,021	5,945
Payment in advance for property, plant and equipment	77,781	83,118
Contingent consideration receivable	6,181	5,963
	153,972	130,347

*The fair value is equal to their carrying amount.

**Included in other receivables are margins on non-deliverable forward contracts and short-term fixed deposits which are not classified as cash and cash equivalents as it exceeds the three-month maturity period.

Payment in advance for property, plant and equipment relates to the future supply of tower and tower equipment and fiber assets. All non-current receivables are due within twenty years from the end of the reporting period. All current trade and other receivables are due within the 12 months from the end of the reporting period. The Group does not secure any collateral for its trade receivables.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.Trade and other payables

	September 30,	December 31,
	2023	2022
	$’000	$’000

Current
Trade payables	356,145	442,959
Deferred revenue	63,941	86,363
Withholding tax payable	6,801	5,820
Payroll and other related statutory liabilities	40,228	45,331
VAT payables	29,416	51,103
Other payables	73,230	37,573
	569,761	669,149
Non‑current
Other payables	5,493	1,459
	5,493	1,459

19.Borrowings

	September 30,	December 31,
	2023	2022
	$’000	$’000

Non‑current
Senior Notes	1,928,762	1,920,783
Bank borrowings	1,155,452	985,505
External debt	3,084,214	2,906,288
Current
Senior Notes	22,692	27,060
Bank borrowings	92,721	213,576
Letters of credit	342,528	197,478
External debt	457,941	438,114

Total borrowings	3,542,155	3,344,402

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

External debt

External debt is made up of the following:

					September 30,	December 31,
	Currency	Maturity date	Interest rate		2023	2022
					$’000	$’000

Senior notes
IHS Holding Limited	US Dollar	2026	5.63%		505,623	497,861
IHS Holding Limited	US Dollar	2028	6.25%		506,214	497,979
IHS Netherlands Holdco B.V.	US Dollar	2027	8.00%		939,617	952,003

Bank borrowings
IHS Holding Term Loan	US Dollar	2025	3.75	% + CAS + 3M SOFR	370,433	368,630
IHS (Nigeria) Limited	Nigerian Naira	2023	12.50	-18.00%	—	57,448
INT Towers Ltd	Nigerian Naira	2024	2.50	% + 3M NIBOR	—	191,188
INT Towers Ltd	Nigerian Naira	2028	20.00%		218,634	—
IHS Côte d'Ivoire Ltd	CFA Franc	2024	5.00%		9,410	18,854
IHS Côte d'Ivoire Ltd	Euro	2024	3.00	% + 3M EURIBOR	6,993	14,217
IHS Zambia Ltd	US Dollar	2027	5.00	% + CAS + 3M SOFR	85,763	94,596
IHS Brasil - Cessão de Infraestruturas S.A.	Brazilian Real	2031	3.10	% + CDI	234,740	—
IHS Brasil - Cessão de Infraestruturas S.A.	Brazilian Real	2029	3.65	% + CDI	—	68,591
IHS Brasil - Cessão de Infraestruturas S.A.	Brazilian Real	2028	3.05	% + CDI	—	82,928
I-Systems Soluções de Infraestrutura S.A.	Brazilian Real	2030	2.45	- 2.50% + CDI	78,615	38,542
IHS Kuwait Limited	Kuwait Dinar	2029	2.00	% + 3M KIBOR	62,916	66,251
IHS Towers South Africa Proprietary Limited	South African Rand	2029	2.75	% + 3M JIBAR	180,669	197,836

Letters of credit
IHS (Nigeria) Limited	US Dollar	2023	12.00	- 15.55%	101,559	66,047
INT Towers Ltd	US Dollar	2023	12.00	- 15.75%	238,010	128,063
IHS Towers NG Limited	US Dollar	2023	15.49%		136	987
Global Independent Connect Limited	US Dollar	2023	13.25	- 15.49%	2,823	1,330
Global Independent Connect Limited	Chinese Yuan	2023	12.05%		—	1,051

					3,542,155	3,344,402

i.Bank borrowings – new facilities, facility amendments and drawdowns during the reporting period

The Group is in compliance with the restrictive debt covenants related to the listed bonds and covenants related to external borrowings as at the quarter end. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on September 30, 2023.

Nigeria (2023) Term Loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 165.0 billion (approximately $212.8 million) term loan agreement in January 2023 (as amended and/or restated from time to time the “Nigeria 2023 Term Loan”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Towers NG Limited and INT Towers as borrowers; each of IHS Holding Limited, IHS Netherlands NG1

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

B.V., IHS Nigeria, IHS Netherlands NG2 B.V., and Nigeria Tower Interco B.V. as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

The Nigeria 2023 Term Loan was drawn down for an original principal amount of NGN 124.5 billion (approximately $160.5 million), and funds borrowed under the loan were applied towards, inter alia, refinancing certain indebtedness of INT Towers, IHS Nigeria, and general corporate and working capital purposes.

As of January 3, 2023, the total commitments available under the Nigeria 2023 Term Loan were NGN 124.5 billion (approximately $160.5 million), which were increased in February 2023, by NGN 29.0 billion (approximately $37.4 million) and further increased in May 2023, by NGN 11.5 billion (approximately $14.8 million) pursuant to the facility increase clause contained within the loan agreement up to its total NGN 165.0 billion (approximately $212.8 million) capacity.

In January 2023, NGN 124.5 billion (approximately $160.5 million) was drawn down under the Nigeria 2023 Term Loan. Further drawdowns took place in March 2023, April 2023 and June 2023 for NGN 14.0 billion (approximately $18.1 million), NGN 15.0 billion (approximately $19.3 million) and NGN 11.5 billion (approximately $14.8 million) respectively.

As of September 30, 2023, NGN 165.0 billion (approximately $212.8 million) had been drawn down under this facility.

Nigeria (2023) Revolving Credit Facility

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 55.0 billion (approximately $70.9 million) revolving credit facility agreement in January  2023 (as amended and/or restated from time to time the “Nigeria 2023 RCF”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., and Nigeria Tower Interco B.V. as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

As of January 3, 2023, the total commitments available under the Nigeria 2023 RCF were NGN 44.0 billion (approximately $56.7 million), which were further increased in February 2023, by NGN 11.0 billion (approximately $14.2 million) to NGN 55.0 billion (approximately $70.9 million), pursuant to the facility increase clause contained within the loan agreement.

During the nine months ended September 30, 2023, an aggregate of NGN 40.0 billion (approximately $51.6 million) was borrowed and repaid under the Nigeria 2023 RCF.

As of September 30, 2023, there are no amounts drawn and outstanding under the Nigeria (2023) Revolving Credit Facility.

Repayment of the IHS (Nigeria) Local Facilities

On January 11, 2023, the following IHS (Nigeria) Limited local facilities were fully repaid:

(i)	IHSN NG1 Facility (a NGN 16.1 billion (approximately $20.8 million) facility entered into in March 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited).

(ii)	IHSN NG2 Facility (a NGN 10.0 billion (approximately $12.9 million) facility entered into in May 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Repayment of the Nigeria (2019) term loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into a term loan agreement, originally dated September 3, 2019 (and as amended and/or restated from time to time, including pursuant to an amendment and restatement agreement dated September 29, 2021) (the “Nigeria 2019 Facility”). In January  2023, the full remaining principal amount of the Naira tranche of the Nigeria 2019 Facility of NGN 88.3 billion (approximately $113.9 million) (plus accrued interest) was prepaid.

I-Systems Facility drawdown

I-Systems Soluções de Infraestrutura S.A. (formerly known as Fiberco Soluções de Infraestrutura S.A.) (“I-Systems”) entered into a BRL 200.0 million (approximately $39.7 million) credit agreement, originally dated October 3, 2022 (as amended and/or restated from time to time, the “I-Systems Facility”). On October 13, 2022, Itau Unibanco S.A. provided an additional commitment in an aggregate amount of BRL 200.0 million (approximately $39.7 million) on the same terms, available in two tranches.

On February 3, 2023, I-Systems drew down a tranche of BRL 80.0 million (approximately $15.9 million) pursuant to the I-Systems Facility. The interest rate applicable on this tranche is CDI plus 2.45% (assuming a 252-day calculation basis). On March 31, 2023, I-Systems drew down a tranche of BRL 120.0 million (approximately $23.8 million) pursuant to the I-Systems Facility. The interest rate applicable on this tranche is CDI plus 2.50% (assuming a 252-day calculation basis). As of September 30, 2023, BRL 400 million (approximately $79.5 million) had been drawn down under this facility.

Repayment of the  IHS Brasil - Cessão de Infraestruturas S.A. Facilities

IHS Brasil Participacoes Ltda entered into (and later assigned to IHS Brasil - Cessão de Infraestruturas S.A.) the following facilities: (a) a BRL 300.0 million (approximately $59.6 million) credit agreement originally in May 2021 (as amended and/or restated from time to time, the “IHS Brasil Facility 1”), and (b) a BRL 100.0 million (approximately $19.9 million) credit agreement originally in June 2021 (as amended and/or restated from time to time) (the “IHS Brasil Facility 2” and, together with the IHS Brasil Facility 1, the “IHS Brasil Facilities”).

IHS Brasil - Cessão de Infraestruturas S.A. also entered into a BRL 495.0 million (approximately $98.4 million) credit agreement originally in April 2022 (as amended and/or restated from time to time, the “GTS Facility”).

In September 2023, we prepaid the full remaining principal amount of the IHS Brasil Facilities and the GTS Facility of BRL 713.6 million (approximately $141.8 million) (plus accrued interest) using the proceeds received following the issuance of the IHS Brasil Debentures.

IHS Brasil - Cessão de Infraestruturas S.A. Debentures

IHS Brasil - Cessão de Infraestruturas S.A. issued debentures for BRL 1,200.0 million (approximately $238.4 million), in September 2023 (as amended and/or restated from time to time, the “IHS Brasil Debentures”). The IHS Brasil Debentures amortize semi-annually until maturity in August 2031.

The IHS Brasil Debentures contain customary information and financial covenants, including but not limited to the maintenance of specified net debt to EBITDA and interest cover ratios. They also contain customary negative covenants and restrictions including, but not limited to, dividends and other payments to shareholders, intercompany loans and capital reductions.

The IHS Brasil Debentures are  secured by a pledge over all shares owned by Centennial Towers Brasil Cooperatief U.A. and IHS Netherlands BR B.V. in IHS Brasil – Cessão de Infraestruturas S.A. and a pledge over the bank account where the companies’ receivables are deposited.

The IHS Brasil Debentures have an interest rate of CDI plus 3.10% (assuming a 252-day calculation basis) and will terminate in August 2031.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The proceeds from the issuance were used to refinance certain indebtedness of IHS Brasil - Cessão de Infraestruturas S.A. (including the IHS Brasil Facilities and the GTS Facility) and for general corporate and working capital purposes.

IHS Kuwait Facility drawdown

IHS Kuwait Limited entered into a loan agreement originally dated April 19, 2020 (as amended and/or restated from time to time) with a total commitment of KWD equivalent of $85.0 million (the “Kuwait Facility”).

The Kuwait Facility will terminate in April 2029, and as of September 30, 2023, KWD 21.8 million (approximately $70.5 million) of this facility was drawn down.

IHS South Africa Facility

IHS Towers South Africa Proprietary Limited (“IHS SA”) entered into a loan agreement originally in May 2022 (as amended and/or restated from time to time) with a total commitment of ZAR 3,470.0 million (approximately $183.4 million)  (the “IHS SA Facility”). In May 2023, IHS SA drew down ZAR 70.0 million (approximately $3.7 million) under the facility. As of September 30, 2023, ZAR 3,470 million (approximately $183.4 million) had been drawn down under this facility.

ii.Letters of credit

As of September 30, 2023, IHS (Nigeria) has utilized $101.6 million through funding under agreed letters of credit. These letters mature on December 31, 2023 and their interest rates range from 12.00% to 15.55%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of September 30, 2023, INT Towers Limited has utilized $238.0 million through funding under agreed letters of credit. These letters mature on December 31, 2023 and their interest rates range from 12.00% to 15.75%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of September 30, 2023, IHS Towers NG Limited has utilized $0.1 million through funding under agreed letters of credit. These letters mature on December 31, 2023 and incur interest at a rate of 15.49%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of September 30, 2023, Global Independent Connect Limited has utilized $2.8 million through funding under agreed letters of credit. These letters mature on December 31, 2023 and their interest rates range from 13.25% to 15.49%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

20.Lease liabilities

	September 30,	December 31,
	2023	2022*
	$’000	$’000

Current	86,898	87,240
Non‑current	507,008	518,318
Total lease liabilities	593,906	605,558

Lease liabilities represent the net present value of future payments due under long term land leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the nine-month period ended September 30, 2023, payments to the value of $100.3 million were made in respect of recognized lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At September 30, 2023, and December 31, 2022, the contractual maturities of the lease liabilities were as follows:

		Total
	Carrying	contractual	Within	2 ‑ 3	4 ‑ 5	Over 5
	value	cash flows	1 year	years	years	years
	$’000	$’000	$’000	$’000	$’000	$’000

September 30, 2023
Lease liabilities	593,906	1,113,491	100,029	184,187	171,800	657,475

December 31, 2022*
Lease liabilities	605,558	1,108,532	92,417	179,930	168,231	667,954

Lease obligations contractual cash flows are disclosed with the same renewal expectation assumption assessed for lease accounting under IFRS 16. The average remaining lease term remaining at September 30, 2023 is 12.33 years.

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

21.Provisions for other liabilities and charges

Decommissioning and site restoration provision

	September 30,	December 31,
	2023	2022
	$’000	$’000

At January 1	85,016	71,941
Additions through business combinations (note 27)	—	34,419
Increase/(decrease) in provisions	625	(24,898)
Payments for tower and tower equipment decommissioning	(327)	(343)
Unwinding of discount	6,941	7,084
Effects of movement in exchange rates	(7,135)	(3,187)
At end of period/year	85,120	85,016
Analysis of total decommissioning and site restoration provisions:
Non‑current	84,811	84,533
Current	309	483
	85,120	85,016

This provision relates to the probable obligation that the Group may incur to dismantle and remove assets from tower sites. The amount recognized initially is the present value of the estimated amount that will be required to decommission and restore the leased sites to their original states, discounted using the risk-free rates of individual operations within the Group, adjusted for risks specific to the cash flows being discounted. The amount provided for each site has been discounted based on the respective lease terms attached to each site.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.Stated capital

	Ordinary Shares
			Share capital		Share premium
	Number of		net of		net of
	shares	Share capital	issue costs	Share Premium	issue costs
	000’s	$’000	$’000	$’000	$’000

At December 31, 2022	331,920	100,141	99,576	5,241,836	5,212,377
Shares issued on exercise of options	2,221	666	666	88,766	88,766
Shares repurchased and cancelled through buyback program	(948)	(284)	(284)	(9,738)	(9,738)
At September 30, 2023	333,193	100,523	99,958	5,320,864	5,291,405

23.Other reserves

	Fair value
	through
	other		Share‑	Loss on	Foreign
	comprehensive		based	transaction	exchange
	income	Restructuring	payment	between	translation
	reserve	reserve	reserve	owners	reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At January 1, 2022	(3)	4,019	176,698	(840,359)	(183,266)	(842,911)
Other comprehensive income*	—	—	—	—	59,521	59,521
Options converted to shares	—	—	(88,469)	—	—	(88,469)
Recognition of share‑based payment expense	—	—	13,423	—	—	13,423
Other reclassifications related to share-based payment	—	—	(2,835)	—	—	(2,835)
At December 31, 2022	(3)	4,019	98,817	(840,359)	(123,745)	(861,271)

At January 1, 2023	(3)	4,019	98,817	(840,359)	(123,745)	(861,271)
Other comprehensive income	7	—	—	—	621,355	621,362
Options converted to shares	—	—	(89,432)	—	—	(89,432)
Recognition of share‑based payment expense	—	—	9,327	—	—	9,327
Other reclassifications related to share based payment	—	—	(1,426)	—	—	(1,426)
At September 30, 2023	4	4,019	17,286	(840,359)	497,610	(321,440)

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

24.Non-controlling interest

	Nine months ended
	September 30,	September 30,
	2023	2022
	$’000	$’000

Balance at January 1	227,200	223,188
NCI arising on business combination*	1,922	831
Loss for the period	(8,334)	(9,162)
Other comprehensive income	8,393	5,969
Balance at September 30	229,181	220,826

*Includes non-controlling interest arising on subsequent asset acquisitions on business combination transactions.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Set out below is summarized financial information for the I-Systems subsidiary, being the only subsidiary that has non-controlling interest that is material to the Group.

Summarized balance sheet	I-Systems Soluções de Infraestrutura S.A.
	September 30,	December 31,
	2023	2022
	$’000	$’000
Current assets	92,805	102,445
Current liabilities	(45,907)	(38,834)
Current net assets	46,898	63,611

Non-current assets	503,575	462,122
Non-current liabilities	(116,275)	(92,453)
Non-current net assets	387,300	369,669

Net assets	434,198	433,280

Accumulated non-controlling interest at the end of the period	212,757	212,307

Summarized statement of comprehensive income for the reporting period	I-Systems Soluções de Infraestrutura S.A.
	Nine months ended
	September 30,	September 30,
	2023	2022
	$’000	$’000
Revenue	52,677	41,502
Loss for the period	(14,941)	(15,373)
Other comprehensive income	15,858	15,466
Total comprehensive income	917	93

Loss allocated to non-controlling interest during the period	(7,321)	(7,533)

Summarized statement of cash flows for the reporting period	I-Systems Soluções de Infraestrutura S.A.
	Nine months ended
	September 30,	September 30,
	2023	2022
	$’000	$’000
Cash flows generated from operating activities	44,425	50,769
Cash flows used in investing activities	(77,685)	(62,921)
Cash flows generated from/(used in) financing activities	30,803	(70)
Net decrease in cash and cash equivalents	(2,457)	(12,222)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

25.Share-based payment obligation

The total charge to the profit and loss for the nine months ended September 30, 2023 was $9.6 million (nine months ended September 30, 2022: $9.8 million), while the charge for the three months ended September 30, 2023 was $2.7 million (three months ended September 30, 2022: $4.1 million). In May 2023, a total of 2,132,134 options were awarded as part of the existing Omnibus employee share-based payment plan since December 31, 2022.

September 2023 Valuation assumptions – Omnibus employee share-based payment scheme

The Omnibus options issued were valued at $49.9 million at issue using a share price assumption of $5.27 - $11.55 depending on the grant date. The fair value of the RSUs and PSUs with non-market conditions determined using share price at grant date amounted to $22.7 million and $19.0 million respectively while the fair value of the PSUs with market conditions determined using the Monte Carlo model amounted to $8.2 million. At September 30, 2023 a forfeiture rate of 7% was assumed resulting in an expected charge over the remaining term of the options of $19.6 million. No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and no dividends are planned to be paid in the near future.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

26.Cash from operations

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022*	September 30, 2023	September 30, 2022*
	$’000	$’000	$’000	$’000

Reconciliation:
Loss before taxation	(248,692)	(93,952)	(1,416,741)	(224,048)
Adjustments:
Depreciation of property, plant and equipment (note 6 and 7)	92,594	105,195	302,285	305,558
Amortization of intangible assets (note 6 and 7)	12,337	12,279	38,096	34,615
Net impairment of property, plant and equipment, intangibles fixed assets and prepaid land rent (note 6)	103,429	3,099	108,510	1,768
Loss allowance/(reversal of loss allowance) on trade receivables (note 8)	711	(1,597)	5,225	(3,397)
Impairment of withholding tax receivables (note 7)	10,508	11,422	35,112	39,141
Amortization of prepaid site rent	2,789	2,796	7,918	6,957
Net (gain)/loss on disposal of plant, property and equipment (note 7)	(386)	(134)	(952)	13,650
Insurance income (note 9)	(32)	(70)	(310)	(1,686)
Finance costs (note 11)	261,993	234,223	1,804,222	574,081
Finance income (note 10)	(5,823)	(6,412)	(18,233)	(11,035)
Impairment of inventory	—	—	—	138
Share‑based payment expense (note 7)	2,654	4,127	9,571	9,752
Operating profit before working capital changes	232,082	270,976	874,703	745,494
Changes in working capital
Increase in inventory	(29,221)	(10,373)	(4,683)	(30,094)
(Increase)/decrease in trade and other receivables	(61,968)	12,702	(199,210)	(169,833)
Increase in trade and other payables	93,544	20,885	79,618	132,032
Net movement in working capital	2,355	23,214	(124,275)	(67,895)
Cash from operations	234,437	294,190	750,428	677,599

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and MTN SA Acquisition in May 2022.

27.Business Combinations

For acquisitions that meet the definition of a business combination, the Group applies the acquisition method of accounting where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. All acquisitions completed in 2022 met the definition of a business as defined, and were accounted for as business combinations with the exception of the additional stages of the Kuwait Acquisition completed in 2022 and 2023 which are accounted for as assets acquisitions. The Group completed an additional stage of the Kuwait Acquisition during the nine-month period ended September 30, 2023.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

MTN telecom towers in South Africa

IHS Holding Limited, through its subsidiary IHS Towers South Africa Proprietary Limited, completed the acquisition of a portfolio of towers, comprising 5,691 towers, in South Africa from MTN South Africa on May 31, 2022, which includes an agreement to provide Managed Services, including to approximately 7,100 additional MTN South Africa sites. IHS will own 70% of the South African towers business with the remaining 30% to be owned by a B-BBEE consortium. At the date of issue of these financial statements, IHS owns 100% of the business as the transfer of the non-controlling interest has not been finalized and hence no non-controlling interest has been recognized.

The goodwill of $64.4 million includes goodwill attributable to a new market penetration for the Group. None of the goodwill recognized is currently expected to be deductible for income tax purposes.

The acquisition accounting was completed in May 2023. As IFRS 3 requires fair value adjustments to be recorded with effect from the date of acquisition, this requires re-presentation of previously reported financial results. The following table summarizes the consideration paid and the assets acquired at the acquisition date, and the amounts of revenue and loss of the acquiree since the acquisition date included in the condensed consolidated statement of loss and other comprehensive income/(loss).

	As reported		As re-presented
	2022	Adjustments	2022
	$’000	$’000	$’000

Gross consideration	421,239	—	421,239
Net cash consideration	421,239	—	421,239

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	251,683	—	251,683
Customer related intangible asset	127,957	(6,492)	121,465
Network related intangible asset	67,837	1,904	69,741
Right of use asset	211,315	621	211,936
Lease liabilities	(211,315)	(621)	(211,936)
Deferred tax	(52,864)	1,239	(51,625)
Provisions for other liabilities and charges	(34,419)	—	(34,419)
Total identifiable net assets acquired	360,194	(3,349)	356,845

Goodwill	61,045	3,349	64,394

Revenue — post‑acquisition			40,927
Loss — post‑acquisition			(17,724)

São Paulo Cinco Locação de Torres Ltda.

IHS Holding Limited acquired 100% of the share capital of São Paulo Cinco Locação de Torres Ltda. (“GTS SP5”) on March 17, 2022. The acquisition is consistent with the Group’s strategy to expand in the Latin American region.

The goodwill of $54.6 million arising from the acquisition is attributable to the enhanced market presence in Brazil, the complementary service offering and closer alignment to certain customers as it relates to their future deployments. The goodwill recognized is currently expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date including right of use assets relating to leases which were fully pre-paid prior to acquisition, and the amounts of revenue and profit of the acquiree from the acquisition date included in the condensed consolidated statement of loss and other comprehensive income/(loss).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2022
$’000

Gross consideration	317,188
Less: cash in business at the date of acquisition	(1,896)
Net cash consideration	315,292

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	13,395
Land	885
Customer related intangible asset	48,353
Network related intangible asset	2,520
Right of use asset	266,666
Trade and other receivables	23,575
Lease liabilities	(4,282)
Trade and other payables	(4,222)
Deferred tax	(86,239)
Total identifiable net assets acquired	260,651

Goodwill	54,641

Revenue — post‑acquisition	23,287
Profit — post‑acquisition*	6,340

*Includes profit up until an internal merger of the entity.

IHS Kuwait Limited

In the 2020 financial year IHS GCC KW Holding Limited (‘IHS GCC KW’), a subsidiary of IHS Holding Limited completed the first two stages of the acquisition of 1,620 towers from Mobile Telecommunications Company K.S.C.P. (‘Zain Kuwait’) comprising 1,162 towers. During April 2021, October 2021, September 2022 and August 2023 IHS GCC KW completed the third, fourth, fifth and sixth stages of the acquisition of 1,620 towers from Zain Kuwait comprising 67, 126, 43 and 101 towers respectively.

The remaining 121 towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred. IHS GCC KW transferred the purchase right to IHS Kuwait Limited for the Construction, Erection and Maintenance of Wired and Wireless Communication and Radar Towers and Stations with Limited Liability (‘IHS Kuwait’) who operates the towers as a standalone business. As part of the agreement, IHS Kuwait also assumed existing supplier contracts and land leases, allowing it to apply the Group business processes and deliver services immediately after the assignment of the towers.

As part of the agreement, Zain Kuwait subscribed for shares in IHS GCC KW representing 30% of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date of the 43 and 101 towers acquired in 2022 and 2023 respectively, and the amounts of revenue and profit/(loss) of the acquiree since the acquisition date included in the condensed consolidated statement of loss and other comprehensive income/(loss).

	2023	2022
	$’000	$’000

Gross consideration	6,408	2,729
Less: consideration received in exchange for a retained 30% interest (by Zain) in IHS GCC KW	(1,922)	(819)
Net cash consideration for 70% controlling interest	4,486	1,910

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	5,576	1,032
Customer-related assets	2,224	1,947
Network-related assets	766	671
Trade and other payables	(2,158)	(921)
Total identifiable net assets acquired (at 100%)	6,408	2,729
Goodwill	—	—

Determination of non-controlling interest
Total identifiable net assets acquired (at 100%)	6,408	2,729
	6,408	2,729

Non-controlling interest portion of above at 30%	1,922	819

Revenue — post‑acquisition	n.a.	n.a.
Profit/(loss) — post‑acquisition	n.a.	n.a.

28.Capital commitments and contingent liabilities

28.1Capital commitments

The Group was committed to the purchase of property, plant and equipment of approximately $232.1 million at September 30, 2023 (December 31, 2022: $337.0 million).

28.2Contingent liabilities

The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business. The Group reviews these matters in consultation with internal and external legal counsel to make a determination on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.

The Group’s contingent liabilities in respect of litigations and claims amounted to $13.1 million at the end of the reporting period (December 31, 2022: $3.8 million).

Based on legal advice received, claims against the Group are not considered probable, thus no provisions have been made in these financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

29.Events after the reporting period

(a)	IHS Holding Bullet Term Loan Facility

In October 2023, the available commitments under the IHS Holding 2022 Term Loan were voluntarily reduced by $100.0 million and the availability period on the remaining balance of $130.0 million in available commitments was extended to April 2024 from October 2023.

(b)	IHS Holding RCF extension

In November 2023, the IHS Holding RCF termination date was further extended to October 30, 2026.

(c)	IHS South Africa Overdraft

IHS Towers South Africa Proprietary Limited entered into a ZAR 350.0 million (approximately $18.5 million) overdraft facility agreement in October 2023 (the “IHS SA Overdraft”). The IHS SA Overdraft is governed by South African law and funds borrowed under the facility will be applied towards general corporate purposes. The IHS SA Overdraft will terminate in October 2024. As of November 13, 2023, ZAR 117.9 million (approximately $6.2 million) has been drawn down under this facility.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of our annual report on Form 20-F for the year ended December 31, 2022 (“Annual Report”), dated March 28, 2023, filed with the Securities and Exchange Commission (“SEC”) pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are one of the largest independent owners, operators and developers of shared communications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 780 million people in emerging markets, across three regions and eleven countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of September 30, 2023, we operated 39,739 Towers across seven countries in Africa, three countries in Latin America and one country in the Middle East. We are the largest tower operator in seven of the eleven markets in which we operate and we are the only independent tower operator of scale in five of these markets.

We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in communications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals. Historically, our business has been predominantly focused on Towers, however we recently started complementing this with investment into adjacent communications infrastructure offerings for our customers such as fiber connectivity. In September 2022, IHS Kuwait completed the fifth stage of the acquisition from Zain Kuwait comprising of 43 Towers and in September 2023 completed the sixth stage of the acquisition comprising of 101 towers. Each of these acquisitions supports our inorganic growth strategy of expanding into additional regions that meet our investment criteria, which opens up new markets that we believe will provide future organic and inorganic growth opportunities.

Our core business is providing shared communications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS, as well as provide fiber connectivity. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of September 30, 2023, our owned and operated tower portfolio supported 59,196 Tenants, with a Colocation Rate of 1.49x.

Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 22 transactions, building a footprint that currently covers Nigeria, Côte d’Ivoire, Cameroon, Rwanda, South Africa, Zambia, Brazil, Peru, Colombia, Kuwait and Egypt.

Recent Developments

As previously disclosed, on September 7, 2023, MTN Nigeria issued a statement that it has selected ATC Nigeria Wireless Infrastructure Solutions Limited to provide services to approximately 2,500 sites that are currently managed by IHS Nigeria pursuant to lease agreements that are due to expire in 2024 and 2025. The Group has multiple contracts with MTN Nigeria for the use of our towers in Nigeria, one of which (with IHS Nigeria) includes approximately 4,100 towers of which approximately 2,000 expire on December 31, 2024, and approximately 500 during the course of 2025, with the remaining expiring thereafter. The Group continues to explore its options, including those to mitigate the impact of the MTN Nigeria announcement and the related sites and services.

William (Bill) Bates resigned from our executive committee and his position as Executive Vice President and Chief Strategy Officer, effective September 30, 2023, to pursue other opportunities.

Share Buyback Program

In August 2023, the Company’s board of directors (the “Board”) authorized a stock repurchase program for up to $50.0 million of the Company’s ordinary shares, effective as of August 15, 2023 through August 15, 2025, subject to market conditions, contractual restrictions, regulatory requirements and other factors.

Repurchases under the program may be made in the open market from time to time, in privately negotiated transactions, through accelerated repurchase agreements or otherwise, with the amount and timing of repurchases depending on and subject to market conditions, alternative uses of capital, corporate needs, applicable regulatory requirements and other factors, at management’s discretion. Open market repurchases will be structured to occur within the pricing and volume requirements of Rule 10b-18. The Company may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of its shares under this authorization.

This stock repurchase program does not obligate the Company to repurchase any set dollar amount or number of ordinary shares and may be extended, modified, suspended or terminated at any time without prior notice at the Company’s discretion.

During the third quarter of 2023, the Company repurchased 948,101 shares, at an average price of $5.04 per share, for $4.8 million under its stock repurchase program. Shares repurchased were cancelled.

Reportable Segments

Our operations are organized into four segments, which reflect the way our chief operating decision maker, or CODM, is provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Our operating segments are Nigeria, which comprises our operations in Nigeria; Sub-Saharan Africa, or SSA, which comprises our operations in Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia; Latin America, or Latam, which comprises our operations in Brazil, Colombia and Peru; and the Middle East and North Africa, or MENA, which comprises our operations in Kuwait and Egypt. Although full operations in Egypt have not commenced, the business has incurred some startup costs.

We use revenue and Segment Adjusted EBITDA to assess the performance of our reportable segments. Segment Adjusted EBITDA is our principal segment measure of profitability.

Our Revenue

We measure revenue in three categories, namely (i) organic, (ii) inorganic and (iii) non-core.

Organic revenue captures the performance of our existing business without the impact of new tower portfolios or businesses acquired since the beginning of the prior year period (except as described as inorganic below). Specifically, organic revenue captures the impact of (i) new Colocation and Lease Amendments; (ii) changes in pricing including from contractual lease fee escalation, power indexation and foreign exchange resets; (iii) New Site construction; (iv) fiber connectivity and (v) any impact of Churn and decommissioning. In the case of an acquisition of new tower portfolios or businesses, the impact of any incremental revenue after the date of acquisition from new Colocation and Lease Amendments or changes in pricing on the Towers acquired, including from contractual lease fee escalation and foreign exchange resets, is also captured within organic revenue.

Inorganic revenue captures the impact on revenue from existing Tenants of new tower portfolios or businesses that we have acquired since the beginning of the prior period (except as described above). Where tower portfolios or businesses were acquired during the current period under review, inorganic revenue is calculated as the revenue contribution from those acquisitions in their “at acquisition” state (measured as the local currency revenue generated during the first full month following the acquisition) in the current period. This treatment continues for 12 months following acquisition. In September 2022, IHS Kuwait completed the fifth stage of the acquisition from Zain Kuwait comprising of 43 Towers and 43 Tenants and in September 2023 completed the sixth stage of the acquisition comprising of 101 towers and 109 tenants. We therefore have inorganic revenue for the three and nine months ended September 30, 2023.

Non-core captures the impact of movements in foreign exchange rates on the translation of the results of our local operations from their local functional currency into U.S. dollars, which is measured by the difference in U.S. dollars between (i) revenue in local currency converted at the average foreign exchange rate for that period and (ii) revenue in local currency converted at the average foreign exchange rate for the prior period. This foreign currency impact is then partially compensated for in subsequent periods by foreign exchange reset mechanisms, which are captured in organic revenue.

The organic and non-core components of our revenue cannot be considered independently from each other in assessing, for instance, what the impact on organic revenue would have been in the absence of change in the foreign exchange rate. In fact, the periodic (monthly, quarterly, semi-annually or annually) nature of our reset mechanisms is such that there is a delay between the period during which a change in foreign exchange rate occurs and the next contractual reset occurs.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). MLAs with foreign exchange resets typically contain a mechanism for determining the foreign exchange rate for a set period at which the lease fee linked to the non-local currency (such as U.S. dollar) is translated into local currency and invoiced to the customer. In such cases, the foreign exchange rate determined by this mechanism is reset monthly, quarterly, semi-annually or annually.

The foreign exchange resets function such that the portion of lease fees that is linked to U.S. dollars and the portion of lease fees that is linked to local currency are fixed in local currency for the contractual period between reset dates (for example, for a period of one year if the reset is annual). As a result, in the event of a devaluation, there is a delay between the timing of the devaluation and the next contractual reset.

During the period between the date of the devaluation and the date of the reset, all of our revenue (i.e., both revenue that is contractually linked to the U.S. dollar and that is contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward.

In addition, the conversion rates included in our MLAs may also be different from the rates at which our financial results are translated into U.S. dollars for reporting purposes.

From time to time in the markets in which we operate there have existed situations where there are differing official exchange rates in the market, and we were required to regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of the Naira books of our Nigerian operations to U.S. dollars for our consolidated group reporting purposes. The determination of which was the most appropriate rate to use at the relevant time we produce financial information depended on a number of factors, including, but not limited to, availability and liquidity in the market generally. The foreign exchange rate that we determined to be the most appropriate for the translation of our results for group reporting purposes may also have differed from the conversion rates contained within our contracts.

In 2020, we reached an agreement with some of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the then prevailing market rate available on Bloomberg (which was typically aligned to the NAFEX rate), should similar circumstances arise again (or continue to exist where there is a divergence between the applicable market rate or translation rates for our financial results and the exchange rates reflected in our contracts with customers, or a divergence between the prevailing market rate on Bloomberg and other exchange rates in the market, including NAFEX), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts.

In mid-June 2023, the CBN implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single I&E window within which foreign exchange transactions would be determined by market forces. The Group uses the USD/NGN rate published by Bloomberg, which is approximately aligned to the I&E window rate, for Group reporting purposes. In October 2023, the CBN changed all references to I&E Window to NAFEM.

While a number of the MLAs with our customers are deemed automatically renewed if not cancelled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, an MLA with a customer in Cote d’Ivoire was up for renewal in the first half of 2023, and renewal discussions and negotiations are currently ongoing, MLAs with certain customers in Zambia and Rwanda are up for renewal in 2024 and MLAs with certain customers in Nigeria and Zambia are up for renewal in 2025. No assurance can be given that our customers will renew their customer lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements, or that we will be successful in negotiating favorable terms with these customers.

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

New Colocation and Lease Amendments

Colocation and Lease Amendments are key drivers of incremental organic revenue in communications infrastructure sharing. Colocation involves adding new tenants to existing sites, where the addition of an incremental tenant to an existing site can introduce a full additional lease fee. Lease Amendments involve adding additional equipment or providing certain ancillary services at existing sites for existing Tenants and for a recurring lease fee. Examples of Lease Amendments include an existing customer taking more space on a tower, adding equipment for new technologies, such as 3G, 4G/LTE or 5G, adding additional microwave transmission or fiber infrastructure services, as well as certain ancillary services. A Lease Amendment typically increases revenue by a proportionally lower amount than a Colocation given such equipment typically consumes less space and power than a Colocation. However, gross margin contribution of a Lease Amendment is generally comparable to a Colocation.

Colocation and Lease Amendments improve overall gross margins, operating margins and cash flow given the limited incremental cost to deliver such services. Typically, the main incremental cost to deliver Colocation or Lease Amendments is $6,000 to $16,000 in augmentation capital expenditure. Additionally, in our African markets, the main incremental ongoing cost for Colocation and Lease Amendments is power cost for the additional equipment or services. We continually seek to increase Colocation and Lease Amendments for our existing sites through an active sales and marketing process. Our sites that are either at or near structural capacity can also be strengthened to meet future leasing capacity with relatively minor capital investments.

The demand for Colocation and Lease Amendments from MNOs is driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets.

Contractual lease fee escalation and foreign exchange resets

Our MLAs generally contain annual inflation-linked escalation provisions under which the underlying lease fees, and therefore our revenue, may increase each year. These contractual escalators are typically linked to the consumer price index, or CPI, of the country of operation and/or the United States, depending on the underlying currency denomination of the lease fee. Lease fee components priced in local currency typically have escalators linked to local CPI applied annually for the subsequent 12 months. Lease fee components priced in U.S. dollars typically have escalators linked to U.S. CPI applied annually for the subsequent 12 months. Our MLAs with certain customers are subject to fixed, capped or floored escalators.

Our MLAs sometimes contain a portion of lease fees which are linked to power indexation metrics including diesel and electricity prices.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). For further discussion on these foreign exchange resets, please refer to “— Our Revenue.”

New Site construction

New Site construction is a key driver of incremental organic revenue through the customer revenue we invoice from the date the New Site becomes ready for service. New Site construction is also a component of discretionary capital expenditure. Building New Sites requires capital expenditure, principally including materials for the tower, power equipment, land lease fees or land purchase fees, tower construction activities, including civil work, transportation and labor, as well as ongoing operational expenditures for site operation and maintenance. Therefore, construction of New Sites increases our capital expenditure and cost of sales. We pursue construction of New Sites as a key strategy in growing our tower portfolio and providing future capacity for Colocation and Lease Amendments. We do not engage in speculative building and only construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation.

Demand for New Sites from MNOs is typically driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. For example, we often see an increase in demand for New Sites as new technology is rolled out in markets, such as 3G or 4G.

New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions / distributed antenna systems, rooftop towers and cells-on-wheels. These New Sites always begin operations with at least a single Tenant, with Colocation and Lease Amendments expected at future dates. The average cost to build a New Site in our African and Middle East markets is typically in the range of between $50,000 and $110,000, while in Latin America the cost is typically in the range of between $40,000 and $80,000 depending on the market of operation and specification of the tower.

Consequently, the construction of New Sites generally has a positive effect on revenue, and as Colocation and Lease Amendments occur on the tower, we expect to drive incremental organic revenue and have a positive effect on gross margins and operating margins.

Churn

Churn refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue on a site in any particular period, adjusted for the reintegration of previously lost tenancies. For example, a Tenant may Churn if the relevant MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Other than a customer Churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to Churn a limited number of sites each year without penalty.

We experienced Churn in the nine months ended September 30, 2023 of 1,122 Tenants which includes 730 towers occupied by our smallest Key Customer in Nigeria. The Churn that we have historically experienced from our Key Customers has been limited.

Decommissioning

In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate Tenants from one tower onto a nearby tower as an additional Colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditure at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption. The spend associated with decommissioning a site is approximately between $20,000 to $30,000. Since the beginning of 2018, we have decommissioned 416 Towers, and we continue to review our portfolio for further decommissioning opportunities.

Acquisitions of tower portfolios and businesses

The acquisition of tower portfolios and businesses from MNOs and independent tower companies results in incremental inorganic revenue during the period in which the acquisitions occur. Acquisitions of tower portfolios and businesses result in the immediate increase in the size of our overall tower portfolio and help expand our footprint in existing and new markets. Once towers are acquired, we receive revenue from the Tenants and Lease Amendments on such sites and we are responsible for future capital expenditure and costs of sales related to the sites. As we acquire new portfolios of towers, we may incur additional administrative expenses, particularly from acquisitions in new markets, which may impact our operating margins.

Currency exchange rate

Our operations are conducted by subsidiaries in Nigeria, Côte d’Ivoire, Cameroon, Zambia, Rwanda, South Africa, Kuwait, Brazil, Colombia and Peru, and the functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), Rwandan Franc (RWF), South African Rand (ZAR), Kuwaiti Dinar (KWD), Brazilian Real (BRL), Colombian Peso (COP), and Peruvian Sol (PEN), respectively. A foreign currency transaction is translated into the functional currency using the exchange rate prevailing at the date of the transaction (or the date of valuation where an item is re-measured). The foreign exchange gain or loss resulting from (i) the settlement of such transaction or (ii) the translation of a monetary asset or liability denominated in a foreign currency is recognized at the exchange rate at period end in the statement of income and comprehensive income.

Our operating subsidiaries’ financial results are then translated into U.S. dollars for reporting purposes. Income and expenses are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). Assets and liabilities are translated at the exchange rate at period end.

As a result of the translations described above, our results are impacted by fluctuations in foreign exchange rates.

In mid-June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single I&E window within which foreign exchange transactions would be determined by market forces. In October 2023, the CBN changed all references to I&E Window to NAFEM. As a result, for the period January 1, 2023 to June 30, 2023, the Naira rate depreciated against the U.S. dollar from ₦461.5 to $1.00 to ₦752.7 to $1.00 after the unification of the foreign exchange market. The Naira closed at a rate of ₦775.6 to $1.00 as of September 30, 2023. In the same period the BRL appreciated against the U.S. dollar from BRL5.2 as of January 1, 2023, to BRL5.0 as of September 30, 2023. For the period January 1, 2022, to September 30, 2022, the Naira NAFEX rate depreciated against the U.S. dollar from ₦435.0 to $1.00 to ₦437.0 to $1.00. The BRL appreciated against the U.S. dollar, from BRL5.6 to $1.00 as of January 1, 2022, to BRL5.4 to $1.00 as of September 30, 2022.

In addition, during the nine month period ended September 30, 2022, we experienced a depreciation of the RWF, XAF, XOF and ZAR currencies and an appreciation of the ZMW currency, each as compared to the U.S. dollar, being the primary reason for net foreign exchange losses of $164.0 million reflected in financing costs. During the nine month period ended September 30, 2023, in addition to the NGN and BRL movements described above we experienced a depreciation of the RWF, XAF, XOF, ZAR and ZMW currencies, each compared to the U.S. dollar resulting in net foreign exchange losses arising from financing of $1,386.2 million in the period, of which a significant impact was from Nigeria which incurred a net foreign unrealized exchange loss arising from financing of $1,231.3 million, primarily from intercompany loans which are USD denominated. This net foreign exchange loss was partially offset by a net foreign exchange gain in Latam of $10.0 million.

Multiple foreign exchange markets with different exchange rates

Historically, in Nigeria, there have been multiple exchange rates available and/or referenced by the applicable banking authorities. Where multiple official exchange rates exist, we assess the appropriate rate to use in accordance with the requirements of IFRS in translating foreign operations or foreign transactions. In determining the appropriate rate, we assess factors such as access to those rates in the future in order to meet payments or make dividends in the appropriate currency. In determining whether it is appropriate to move from one official rate to another, we consider the available rates in official markets for settlement of transactions.

In mid-June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single I&E window within which foreign exchange transactions would be determined by market forces. The Group uses the USD/NGN rate published by Bloomberg, which is approximately aligned to the I&E window rate, for Group reporting purposes. In October 2023, the CBN changed all references to I&E Window to NAFEM.

It should be noted that as a consequence of the previous regime of multiple exchange rate “windows” for different purposes, we reached agreement with certain of our Key Customers in Nigeria in 2020 to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg. Most significantly, our contracts with MTN Nigeria previously contained clauses which determined that a portion of the lease fee paid to IHS Towers was based on a pre-agreed U.S. dollar lease fee converted into Naira at the time of invoicing at the prevailing CBN rate. On July 23, 2020, we amended these contracts with MTN Nigeria so that, among other things, the reference foreign exchange rate for converting the U.S. dollar portion of the lease fees into Naira was changed to the prevailing USD exchange rate of NAFEX, defined within the contracts with a reference to the USD/Naira rate published by Bloomberg. The effective date of the agreement with MTN Nigeria is April 1, 2020. However, the agreement with MTN Nigeria was concluded in July 2020 and, as such, the financial impact of any amendments to billing in the second quarter of 2020 resulting from the agreement were reflected in our results for the third quarter of 2020.

For further discussion on the impact of this change in exchange rates, please refer to “— Our Revenue.”

Maintenance of sites

We incur capital expenditure in relation to the maintenance of our towers and fiber infrastructure, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair and replacement of fixtures and fittings of existing sites, and fiber equipment and power equipment at existing sites. A large component of maintenance capital expenditure is for the replacement and servicing of generators and batteries at our sites, which may decrease, should the grid availability in our markets improve. Maintenance capital expenditure per Tower is typically in the range of $2,000 to $7,000 per year in our African and Middle East markets.

In addition to this corrective maintenance capital expenditure, maintenance costs are also incurred in cost of sales where these relate to preventive maintenance that includes the replacement of spare parts and routine checks. Maintenance capital expenditure in Latin America is typically lower given the current scope of maintenance required on Towers.

Typically, when we acquire a tower portfolio, it may be necessary to refurbish the newly acquired Towers in order to bring them to the standard of the rest of our portfolio.

Refurbishment capital expenditure typically involves the deployment of a suitable power system for that site, repairs to the site or improvements to the site structure in order to be in line with our safety obligations, and adaptations to site security and monitoring abilities. Refurbishment capital expenditure is one-off in nature, following which those sites should then have normalized maintenance capital expenditure requirements related to the maintenance of sites as described above. Refurbishment capital expenditure is a component of discretionary capital expenditure since it is typically considered in conjunction with the acquisition of tower portfolios. The capital expenditure associated with refurbishment varies from market to market and tower to tower.

Carbon reduction roadmap

On October 24, 2022, we announced our Carbon Reduction Roadmap which provides a comprehensive strategy for decreasing our operational emissions by reducing diesel usage on tower sites, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 2030, using 2021 emissions data as the baseline. With Project Green, the next step through which our Carbon Reduction Roadmap will be realized, we expect to spend approximately $214.0 million in capital expenditure towards these efforts between 2022 and 2024. The expected savings amount is based in large part on the assumptions we have made for reducing diesel consumption.

Savings will be achieved by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for the Carbon Reduction Roadmap are our operations in Cameroon, Côte d’Ivoire, Kuwait, Nigeria, Rwanda, and Zambia. However our plans in Cameroon, Côte d’Ivoire, Kuwait, Rwanda, and Zambia will only include connecting more sites to the grid.

The total capital expenditure incurred on Project Green from commencement until September 30, 2023, was $187.1 million, of which $8.3 million and $83.5 million related to the three month period and nine month period ended September 30, 2023, respectively. The expected capital expenditure for the full fiscal year 2023 is $90.0 million to $100.0 million.

Cost and consumption of diesel

Power is our largest single operating expense and, in particular, diesel pricing typically has the largest impact on changes in our operating expense. The largest impact is in our Nigerian operations due to low power grid availability and our South African operations where they are connected to the grid and experience significant load shedding. Fluctuations in the price of oil and foreign exchange effects have a direct correlation to the price of diesel that we pay to suppliers in our markets. Falling oil prices should lower our costs, with the degree of reduction dependent on both foreign exchange effects and our diesel requirements. In the case of rising oil prices and the associated cost of diesel, we benefit in limited situations from power indexation clauses in some of our MLAs, which provide pass-through provisions in relation to increased diesel prices and conversely falling diesel prices. However, as the majority of our contracts do not have such pass-through provisions, we remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly and/or we are unable to enter into adequate cost pass-through arrangements. In Nigeria, to help mitigate against fluctuations in the price of diesel, we bulk buy diesel from time to time to take advantage of suitable pricing. Furthermore, we have been reducing our overall diesel consumption through targeted investment in power system solutions to provide power to sites more efficiently, including the use of hybrid and solar systems.

Due to the current volatility in oil prices, the ICE Low Sulphur Gasoil price has decreased over the last twelve months from an average of $1,012/MT in the three month period ended September 30, 2022 to an average of $911/MT in the three month period ended September 30, 2023.

On May 31, 2023, the Nigeria Federal Inland Revenue Service issued a letter to diesel suppliers in Nigeria, informing them that they would be required to pay VAT at 7.5% on imported diesel at the point of entry into the country. However, on October 1, 2023, the Federal Government of Nigeria suspended VAT on imported diesel for a period of six months effective from October 1, 2023 through to March 31, 2024. Once the suspension has lifted, there may be a direct impact on the Group’s operating costs in Nigeria because the VAT on these inputs might not be able to be fully offset by a pass through to our customers.

Cost of ground leases

The majority of towers we own and operate are on land that we lease from individual landlords. Ground lease fees are generally paid in advance monthly or for a one, five, or ten-year portion of the overall duration of the lease (although in our South Africa business, we typically pay our ground leases fees monthly in advance), with typically pre-agreed lease fee increases of between 3% and 40% or variable increases for each subsequent one, three, five or ten-year period. As we roll out additional sites, we are often required to either enter into leases with new landlords, which we endeavor to do under similar terms to those of our existing leases, or acquire the land.

Customer concentration

A significant portion of our revenue in each of our markets of operation is derived from a small number of customers who usually constitute some of the largest MNOs in those markets. In particular, in the nine months ended September 30, 2023, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 96.9% of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 46.0% and 10.6%, respectively, of our consolidated revenue for the nine months ended September 30, 2023. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us.

Market volatility

We and our customers operate in various international markets, particularly in emerging markets such as in Africa. As a result, we are exposed to economic, political and other uncertainties prevailing in such markets, particularly Nigeria, which is our largest market of operation.

For example, in addition to the currency exchange rate and other factors noted above, our business has been negatively impacted by the tensions between the “Anglophone” and “Francophone” regions of Cameroon.

On October 28, 2022, Moody's Investor Service (Moody’s) downgraded IHS Holding from B2 to B3 and placed the rating on review for downgrade. The rating action on IHS Holding was a direct consequence of the downgrade of the Government of Nigeria and the lowering of Nigeria's foreign currency country ceiling, both to B3. As a result, IHS Holding, which was previously constrained at the B2 ceiling, is now constrained at B3. The rating was placed on review for downgrade to reflect the outlook on the sovereign rating.

On January 27, 2023, Moody’s downgraded the Government of Nigeria’s long-term foreign currency and local currency issuer ratings as well as its foreign currency senior unsecured debt ratings to Caa1 from B3 and changed the outlook to stable. Despite that downgrade, on February 1, 2023, Moody's did not downgrade IHS Holding, but instead confirmed the rating at B3. On February 3, 2023, S&P affirmed Nigeria’s sovereign foreign and local currency credit rating at B-/B (B- for the long-term rating, B for the short-term rating) but moved the outlook to negative. On February 15, 2023, S&P raised the long-term rating on IHS Holding and its senior unsecured notes to B+ from B with the outlook set as negative, which is two notches above S&P's B- transfer and convertibility assessment for Nigeria. On August 4, 2023, S&P revised the outlook on the foreign currency rating on Nigeria to stable from negative. On August 10, 2023, S&P revised the outlook on IHS Holding to stable from negative and affirmed their B+ ratings on the company and its debt.

Following elections earlier in 2023, Bola Tinubu of the ruling All Progressive Congress was inaugurated in May 2023 as Nigeria’s President, and we cannot predict which policies, programs or initiatives the new President’s government may adopt or change or the effect that any such policies, programs or initiatives might have on our operations in Nigeria or financial results. In addition, any ongoing protracted dispute or official appeal process in relation to the election results, as well as the general reorganization of the government by the new President following his assumption of office may delay the implementation of any policies, programs and initiatives, which may have negative effects on the Nigerian economy and consequently our financial condition.

In mid-June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single I&E window within which foreign exchange transactions would be determined by market forces. In October 2023, the CBN changed all references to I&E Window to NAFEM. As a result, the Naira devalued 59.4% between the period immediately prior to the announcement and the month end rate as at June 30, 2023, from ₦472.3 to $1.00 as of June 14, 2023 to ₦752.7 to $1.00 as of June 30, 2023. The Naira continued to devalue by a further 3% in the three month period ended September 30, 2023, to ₦775.6 to $1.00 as of September 30, 2023.

Macroeconomic Issues

Global deterioration in economic conditions could adversely and materially affect us and/or our customers through disruptions of, among other things, the ability to procure communications equipment or other supplies through the usual supply chains. For instance, shortages of capacity in shipping may occur and could affect the smooth flow of our and/or our customers’ supply chains, increase transportation costs and/or decrease reliability. Global deterioration in economic conditions could also adversely and materially affect the ability of us and/or our customers to maintain liquidity and deploy network capital, with potential decreases in consumer spending contributing to liquidity risks, or even through regulatory interventions or pressure on pricing and services offered that may reduce revenue for periods of time. Any resulting financial difficulties could result in uncollectible accounts receivable or reduced revenue, despite having provided increased services. Resulting supply chain or operational difficulties (including site access) may also result in us being unable to meet the service level agreement targets under our MLAs. The loss of significant Tenants, or the loss of all or a portion of our anticipated Contracted Revenue from certain Tenants, could have a material adverse effect on our business, financial condition and/or results of operations.

Diesel prices have fluctuated significantly over time, often in parallel to changes in oil prices, and may fluctuate in the future as a result of many factors, including the impact of geopolitical tensions, for example, in connection with the current conflict between Russia and Ukraine and the related economic sanctions. We therefore remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly.

Through our international operations, we are also exposed to foreign exchange risk arising from currency exposures other than the US Dollar, such as the BRL, NGN, RWF, XAF, XOF, ZAR and ZMW currencies. Any fluctuations in these foreign currency exchange rates could result in a material adverse effect on the cash flow and future profits.

Outstanding balances and advances under certain of our existing credit facilities bear interest at rates which vary depending on certain underlying or reference rates, such as the Secured Overnight Financing Rate, or SOFR, the Chicago Mercantile Exchange (CME) Term SOFR, the European interbank offered rate, or EURIBOR, the Nigerian Monetary Policy Rate, or MPR, the Kuwait Interbank Offered Rate, or KIBOR, the Johannesburg Interbank Average Rate, or JIBAR, or the Brazilian

interbank deposit rate, or CDI. Increases in such reference rates increase our interest expense, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Such increases in interest rates could also have a material adverse effect on our cash flows and our ability to service our debt in the longer term.

In the past, governments have taken, and may in the future take, unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability and the ability of our customers to raise capital, if needed, on a timely basis and on acceptable terms or at all.

To the extent that any macroeconomic issues could have a material adverse effect on our or our customers’ business, financial condition, results of operations and/or liquidity, it may also have the effect of heightening many of the other risks described in the “Risk Factors” section of our Annual Report.

Key Financial and Operational Performance Indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, the number of Towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time. Adjusted EBITDA and Adjusted EBITDA Margin are not measures defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period. Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

The following is a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, which is loss for the periods presented:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022*	2023	2022*
	$'000	$'000	$'000	$'000

Loss	(265,351)	(36,648)	(1,505,859)	(200,103)
Adjustments:
Income tax expense/(benefit)	16,659	(57,304)	89,118	(23,945)
Finance costs(a)	261,993	234,223	1,804,222	574,081
Finance income(a)	(5,823)	(6,412)	(18,233)	(11,035)
Depreciation and amortization	104,931	117,474	340,381	340,173
Impairment of withholding tax receivables(b)	10,508	11,422	35,112	39,141
Business combination transaction costs	161	3,685	1,647	17,928
Net impairment of property, plant and equipment and prepaid land rent (c)	103,429	3,099	108,510	1,768
Net (gain)/loss on disposal of property, plant and equipment	(386)	(134)	(952)	13,650
Share-based payment expense(d)	2,654	4,127	9,571	9,752
Insurance claims(e)	(32)	(70)	(310)	(1,686)
Other costs(f)	3,211	966	8,059	1,274
Other income(g)	(1)	—	(59)	(2,521)
Adjusted EBITDA	231,953	274,428	871,207	758,477
Divided by total Revenue	467,023	521,317	1,615,755	1,435,132
Adjusted EBITDA Margin	49.7%	52.6%	53.9%	52.9%

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and MTN SA Acquisition in May 2022.

(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months ended September 30, 2023 included one-off consulting fees related to corporate structures and operating systems of $1.7 million and one-off consulting services of $0.7 million. Other costs for the nine months ended September 30, 2023 included one-off consulting fees related to corporate structures and operating systems of $4.5 million, one-off consulting services of $1.7 million and one-off professional fees related to financing of $0.2 million. Other costs for the three and nine months ended September 30, 2022 included professional costs related to Sarbanes-Oxley (SOX) implementation costs of $1.0 million along with professional fees and system implementation costs.
(g)	Other income for the nine months ended September 30, 2022 related to a tax indemnity receipt from a seller relating to a prior acquisition.

Towers

We measure the number of towers in our portfolio at a given time by counting the number of towers that we own or operate with at least one Tenant. The number of towers in our portfolio excludes towers for which we provide Managed Services. We have historically increased the number of towers in our portfolio through a combination of building New Sites, along with the acquisition of towers from MNOs and an independent tower company. Rationalizing the portfolio through decommissioning towers reduces the number of towers we own and operate.

Colocation Rate

We define Colocation Rate as the average number of Tenants per tower that we own or operate across our tower portfolio at a given point in time, excluding Managed Services. Colocation Rate is an important metric for assessing utilization and capacity on existing Towers. Our Colocation Rate is a key driver of our Adjusted EBITDA Margin, as the addition of further Tenants increases revenue for a proportionally smaller increase in power, our primary variable cost per site. Colocation is achieved at a relatively low incremental capital expense, and is also attractive to our customers as it provides them with shorter deployment times for their equipment compared to New Site alternatives.

Explanation of key line items in the historical consolidated statements of income

Revenue

Our revenue is derived from fees paid by our customers for services from our Colocation business and its ancillary managed services. The Colocation business involves the lease of space on our owned and operated towers and our fixed copper and fiber network infrastructure, which are shared by various MNOs and other communications service providers. A portion of Colocation arrangements for the rental of space on the towers, other assets on tower sites, on which the use of space is dependent, and the use of fixed copper and fiber network infrastructure dedicated to an individual customer is within the scope of IFRS 16 “Leases”. A portion of Colocation arrangements for the provision of services, energy charges and use of shared fixed copper and fiber network infrastructure is within the scope of IFRS 15 “Revenue from Contracts with Customers” as a provision of service. Revenue from leasing arrangements is recognized on a straight-line basis over the current lease term of the related lease agreements when collectability is reasonably assured. We also derive revenue from non-lease services, which includes maintenance, security and power supply for Towers owned by third parties. Non-lease revenue is recognized as the service is delivered at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Such revenue is recognized in the accounting period in which the services are rendered. We assess the probability that defaulting customers will not settle amounts billed and accordingly treat any component that we deem may not be collected as variable consideration, contingent upon the receipt of funds from the customer, an event that is not wholly within our control.

Cost of sales

Cost of sales consists of power generation (including diesel costs), which after depreciation, is our largest single cost item, ground lease rental, tower repairs and maintenance, depreciation and amortization in relation to sites and right of use assets, impairment of property, plant and equipment and prepaid land rent, staff costs and other costs directly related to the provision of services to customers and other site related costs, such as security services, regulatory permits and license costs, insurance, including for customer and network related assets. Depreciation of a tower is calculated using the straight-line method over an estimated useful life of 10 to 20 years. Depreciation of alarms, batteries and generators are also calculated using the straight-line method over a range of estimated useful lives between three and five years, depending on the equipment. Right of use assets are depreciated on a straight-line basis over the shorter of the remaining estimated useful life of the tower and the lease term.

Administrative expenses

Administrative expenses are costs not directly related to provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets and right of use assets where such assets are leased, net loss or gains from sale of assets, allowance for trade and other receivables and other sundry costs. Administrative expenses also includes other corporate overhead expenses related to our acquisition efforts and costs associated with new business initiatives.

Loss allowance on trade receivables

We account for our trade receivables credit risk by appropriately providing for expected credit losses. Loss allowance on trade receivables represents the expected loss from non-payment of amounts due from customers in accordance with the accounting standards applicable to each period. The loss allowance is determined based on our policy for evaluating expected credit losses and any subsequent impairment taking into account historical loss rates, the available information on a customer’s financial position and forward-looking macroeconomic data.

Other income

Other income includes proceeds from insurance claims.

Finance costs and income

Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.

Taxation

Taxation consists of income tax, education tax and deferred taxes. Income tax is calculated at the domestic tax rate applicable to profits in our respective countries of business. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under relevant IFRS accounting standards. This includes Nigerian education tax, which arises at the rate of 3.0% (2022: 2.5%) on taxable profits determined on a basis similar to income tax.

Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized. As of December 31, 2022, in Nigeria and certain other jurisdictions that have taxable losses brought forward or arising in the present period, deferred tax assets in respect of those losses are recognized only to the extent they are forecast to be applied against (i) the reversal of taxable temporary differences, or (ii) additional forecast future taxable income.

Results of Operations

The table below shows our consolidated results of operations for the three and nine month periods ended September 30, 2023 and 2022.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022*	2023	2022*
	$’000	$’000	$’000	$’000

Revenue	467,023	521,317	1,615,755	1,435,132
Cost of sales	(365,032)	(297,598)	(949,774)	(818,797)
Administrative expenses	(93,835)	(91,527)	(291,877)	(284,941)
(Net loss allowance)/net reversal of loss allowance on trade receivables	(711)	1,597	(5,225)	3,397
Other income	33	70	369	4,207
Operating profit	7,478	133,859	369,248	338,998
Finance income	5,823	6,412	18,233	11,035
Finance costs	(261,993)	(234,223)	(1,804,222)	(574,081)
Loss before income tax	(248,692)	(93,952)	(1,416,741)	(224,048)
Income tax expense/(benefit)	(16,659)	57,304	(89,118)	23,945
Loss for the period	(265,351)	(36,648)	(1,505,859)	(200,103)

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and MTN SA Acquisition in May 2022.

Impact of Nigerian Naira devaluation in mid-June 2023

In mid-June 2023, the CBN implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single I&E window within which foreign exchange transactions would be determined by market forces. The Group uses the USD/NGN rate published by Bloomberg, which is approximately aligned to the I&E window rate, for Group reporting purposes. In October 2023, the CBN changed all references to I&E Window to NAFEM.

The NGN fell 59.4% between the period immediately prior to the announcement and the month end rate as at June 30, 2023 and continues to experience volatility, having devalued further by 3.0% as at September 30, 2023. Due to the NGN devaluation, Revenue and Segment Adjusted EBITDA were negatively impacted by $180.5 million and $105.1 million, respectively, in the three month period ended September 30, 2023.

Due to the timing of the devaluation, the average USD/NGN rate used to consolidate the Group results was NGN 767.7 for the three month period ended September 30, 2023 and NGN 579.0 for the nine months ended September 30, 2023, as opposed to the closing rate of NGN 775.6.

The continued devaluation of the NGN in the three month period ended September 30, 2023 also resulted in an impact on finance costs, specifically related to unrealized foreign exchange losses of $76.8 million in our Nigeria segment. This is due to the USD denominated historic shareholder loans from Group entities to Nigeria and the USD denominated third party debt (such as the 2026, 2027 and 2028 Notes). As the functional currency of the Nigeria businesses is NGN, these USD balances have been revalued in NGN resulting in an increase in unrealized loss on foreign exchange.

Revenue

Our revenue was $467.0 million for the three month period ended September 30, 2023 compared to $521.3 million for the three month period ended September 30, 2022, a decrease of $54.3 million, or 10.4%. Organic growth was $159.7 million, or 30.6%, driven primarily by foreign exchange resets, escalations, and Lease Amendments. Revenue for the three month period ended September 30, 2022 included a one-off amount of $18.0 million. Aggregate inorganic revenue growth was $0.5 million, or 0.1%, for the three month period ended September 30, 2023, driven by the fifth and sixth stages of the Kuwait Acquisition. The increase was offset by the non-core impact of negative movements in foreign exchange rates of $214.5 million, or 41.2% primarily driven by the NGN foreign exchange devaluation in June 2023.

Our revenue was $1,615.8 million for the nine month period ended September 30, 2023 compared to $1,435.1 million for the nine month period ended September 30, 2022, an increase of $180.6 million, or 12.6%. Organic growth was driven primarily by foreign exchange resets, escalations, Lease Amendments and power indexation as well as an increase in new Colocation, New Sites and fiber. Revenue for the nine month period ended September 30, 2023 includes $48.1 million of one-off revenue as adjusted for withholding tax from our smallest Key Customer in Nigeria for services previously provided but for which revenue had not been recognized. Revenue for the nine month period ended September 30, 2022 included a one-off amount of $18.0 million. Aggregate inorganic revenue growth was $56.1 million, or 3.9%, for the nine month period ended September 30, 2023, driven by the MTN SA Acquisition, the GTS SP5 Acquisition and the fifth and sixth stage of the Kuwait Acquisition. The increase was partially offset by the non-core impact of negative movements in foreign exchange rates of $343.8 million, or 24.0% primarily driven by the NGN foreign exchange devaluation in June 2023.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

The net increase in Towers is 342 year-on-year, resulting in total Towers of 39,739 at September 30, 2023, and primarily resulted from the addition of 43 Towers and 101 Towers from the fifth and sixth closing of the Kuwait Acquisition, respectively and 243 New Sites in our SSA segment. We added 1,303 net new Tenants year-on-year, resulting in total Tenants of 59,196 and a Colocation Rate of 1.49x at September 30, 2023. Of the Tenant additions year-on-year, 43 Tenants and 109 Tenants were added from the fifth and sixth closing of the Kuwait Acquisition, respectively. Year-on-year, we added 5,085 Lease Amendments, resulting in total Lease Amendments of 35,254 at September 30, 2023.

Our net increase in Towers and Tenants for the nine month period to September 30, 2023, includes the impact of a rationalization program with our smallest Key Customer in Nigeria, which resulted in the net rationalization of 750 Towers and a total of 722 tenants.

Cost of Sales

Our cost of sales were $365.0 million and $949.8 million for the three and nine month periods ended September 30, 2023 respectively, compared to $297.6 million and $818.8 million for the three and nine month periods ended September 30, 2022 respectively.

The table below shows our cost of sales for the three month and nine month periods ended September 30, 2023 and 2022:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022*	2023	2022*
	$’000	$’000	$’000	$’000

Tower repairs and maintenance	20,364	25,134	77,762	68,391
Power generation	89,883	113,604	303,815	305,858
Short term rental	2,605	3,401	8,195	13,616
Vehicle maintenance and repairs	495	439	1,556	1,473
Site regulatory permits	9,365	8,593	30,562	26,634
Security services	9,650	12,375	33,756	31,713
Insurance	1,081	1,353	3,635	3,750
Staff costs	7,240	8,454	25,385	23,664
Travel costs	1,753	2,195	7,967	3,436
Professional fees	905	943	2,106	2,846
Depreciation	89,850	102,929	293,784	298,901
Amortization	10,908	11,381	33,871	30,317
Net impairment of property, plant and equipment, intangibles fixed assets and prepaid land rent	103,429	3,099	108,510	1,768
Other	17,504	3,698	18,870	6,430
	365,032	297,598	949,774	818,797

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and MTN SA Acquisition in May 2022.

The increase in cost of sales of $67.4 million, or 22.7%, in the three month period ended September 30, 2023 compared to the three month period ended September 30, 2022, is primarily due to increases in net impairment of property, plant and equipment and prepaid land rent costs, security services and other costs. The increase in other costs was primarily driven by unrealized foreign exchange losses in Nigeria. The increase in cost of sales was partially offset by decreased costs related to tower repairs and maintenance, power generation costs and aggregate depreciation and amortization costs.

Net impairment of property, plant and equipment and prepaid land rent costs increased by $100.3 million in the three month period ended September 30, 2023 compared to the three month period ended September 30, 2023, primarily driven by power equipment assets in our SSA segment being classified as assets held for sale and remeasured at fair value less costs to sell.

Tower repairs and maintenance costs decreased in the three month period ended September 30, 2023, compared to the three month period ended September 30, 2022, by $4.8 million, primarily driven by our Nigeria segment.

Power generation costs decreased by $23.7 million, of which $35.4 million of the decrease related to diesel costs partially offset by an increase in electricity costs of $11.6 million, in the three month period ended September 30, 2023, compared to the three month period ended September 30, 2022, primarily due to a year-on-year cost decrease in our Nigeria segment driven by a year-on-year decrease in the diesel price per liter in U.S. Dollars of 38.3% and an overall consumption decrease of 5.3% partially offset by the increase in electricity cost as a result of Project Green.

Aggregate depreciation and amortization decreased by $13.6 million in the three month period ended September 30, 2023 compared to the three month period ended September 30, 2023 primarily driven from a decrease in Nigeria’s segment asset base.

Remaining cost of sales line items increased in aggregate by $9.1 million in the three month period ended September 30, 2023 compared to the three month period ended September 30, 2022, primarily due to an increase in other costs, primarily driven by unrealized foreign exchange losses in Nigeria, partially offset by a decrease in security costs, travel costs and staff costs.

The increase in cost of sales of $131.0 million, or 16.0% in the nine month period ended September 30, 2023 compared to the nine month period ended September 30, 2022, is primarily due to increased costs related to tower repairs and maintenance and net impairment of property, plant and equipment and prepaid land rent costs partially offset by power generation costs, short term rental costs and aggregate depreciation and amortization costs.

Tower repairs and maintenance costs increased in the nine month period ended September 30, 2023, compared to the nine month period ended September 30, 2022, by $9.4 million, primarily due to an increase in tower count mainly driven by our SSA segment.

Impairment of property, plant and equipment and prepaid land rent increased in the nine month period ended September 30, 2023, compared to the nine month period ended September 30, 2022, by $106.7 million, primarily driven by a group of power equipment assets in our SSA segment being classified as assets held for sale and remeasured at fair value less costs to sell, as well as an increase in impairment cost in our Nigeria segment.

Power generation costs decreased by $2.0 million, of which $24.7 million of the movement related to decrease in diesel costs offset by $22.6 million increase of electricity cost, in the nine month period ended September 30, 2023 compared to the nine month period ended September 30, 2022. The overall decrease is primarily due to a year-on-year cost decrease of diesel in our Nigeria segment driven by a year-on-year decrease in the diesel price per liter in U.S. Dollars of 8.3% and a decrease in overall consumption of 6.1%.

Short term rental costs decreased by $5.4 million for the nine month period ended September 30, 2023, compared to the nine month period ended September 30, 2022. This is primarily driven by our Latam segment.

Aggregate depreciation and amortization decreased by $1.6 million for the nine month period ended September 30, 2023, compared to the nine month period ended September 30, 2022. This is primarily due to a year-on-year decrease in Nigeria’s segment asset base year on year due to the rationalization programme partially offset by increase in our SSA segment due to the MTN SA Acquisition.

Remaining cost of sales line items increased in aggregate by $23.9 million in the nine month period ended September 30, 2023 compared to the nine month period ended September 30, 2022, primarily due to an increase in other costs which were primarily driven by unrealized foreign exchange losses in Nigeria, regulatory permits and staff costs partially offset by insurance costs.

Gross margins

The gross margin declined by 21.1 percentage points, to 21.8% for the three month period ended September 30, 2023 compared to 42.9% for the three month period ended September 30, 2022, resulting from a decrease in revenue of 10.4%, alongside an increase in cost of sales of 22.7%. The decline in gross margin was primarily due to increased cost of sales driven by increased unrealized foreign exchange losses in Nigeria. The decrease in revenue was primarily driven by an increase in the relevant foreign exchange rates during the three month period ended September 30, 2023.

The gross margin declined by 1.7 percentage points, to 41.2% for the nine month period ended September 30, 2023 compared to 42.9% for the nine month period ended September 30, 2022, resulting from an increase in cost of sales of 16.0% partially offset by an increase in revenue of 12.6%. The decline in gross margin was primarily due to increased impairment costs, partially offset by increased organic growth in revenue driven by escalations, foreign exchange resets, power indexation and Lease Amendments. The recognition of $48.1 million of one-off revenue as adjusted for withholding tax from our smallest Key Customer in Nigeria, discussed above, also contributed to the increase in revenue for the nine month period ended September 30, 2023.

Administrative Expenses

Our administrative expenses were $93.8 million and $291.9 million for the three month and nine period ended September 30, 2023 respectively, compared to $91.5 million and $284.9 million for the three month and nine month period ended September 30, 2022 respectively.

The table below shows our administrative expenses for the three month and nine month periods ended September 30, 2023 and 2022:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
	$’000	$’000	$’000	$’000

Facilities, short term rental and upkeep	8,822	8,953	30,010	25,844
Depreciation	2,744	2,266	8,501	6,657
Amortization	1,429	898	4,225	4,298
Travel costs	3,640	4,225	10,318	10,884
Staff costs	38,210	34,323	114,765	96,172
Key management compensation	4,674	5,491	12,914	13,814
Share‑based payment expense	2,654	4,127	9,571	9,752
Professional fees	14,231	9,628	43,634	28,240
Business combination transaction costs	161	3,685	1,647	17,928
Impairment of withholding tax receivables	10,508	11,422	35,112	39,141
Net (gain)/loss on disposal of property, plant and equipment	(386)	(134)	(952)	13,650
Operating taxes	266	228	382	569
Other	6,882	6,415	21,750	17,992
	93,835	91,527	291,877	284,941

Administrative expenses for the three month period ended September 30, 2023 increased by $2.3 million, or 2.5%, which was primarily due to increases in professional fees and staff costs (including key management compensation), partially offset by decreases in business combination costs and share-based payment expense.

Professional fees increased by $4.6 million to $14.2 million in the three month period ended September 30, 2023, from $9.6 million in the three month period ended September 30, 2022, primarily due to an increase in professional advisor fees.

Staff costs (including key management compensation) increased by $3.1 million to $42.9 million in the three month period ended September 30, 2023, from $39.8 million in the three month period ended September 30, 2022, primarily due to increased headcount in our SSA and Latam segments, as well as an increase in staff costs in our Group entities.

Business combination transaction costs decreased by $3.5 million to $0.2 million in the three month period ended September 30, 2023, from $3.7 million in the three month period ended September 30, 2022, primarily due to fewer acquisition transaction costs in the three month period ended September 30, 2023, compared to the comparative three month period.

Share-based payment expense decreased by $1.5 million to $2.7 million in the three month period ended September 30, 2023, from $4.1 million in the three month period ended September 30, 2022, due to changes to valuation input assumptions in the quarter compared to the comparative quarter, as well as timing of awards.

Administrative expenses for the nine month period ended September 30, 2023 increased by $6.9 million, or 2.4%, which was primarily due to increases in staff costs (including key management compensation), professional fees and rent and facilities costs, partially offset by decreases in business combination costs and impairment of withholding tax receivables, as well as an increase in net gain on disposal of property, plant and equipment.

Staff costs (including key management compensation) increased by $17.7 million to $127.7 million in the nine month period ended September 30, 2023, from $110.0 million in the nine month period ended September 30, 2022, primarily due to increased headcount in our SSA and Latam segments due to the impact of acquired operations in 2022, as well as an increase in staff costs in our Group entities.

Professional fees increased by $15.4 million to $43.6 million in the nine month period ended September 30, 2023, from $28.2 million in the nine month period ended September 30, 2022, primarily due to an increase in consulting and audit costs.

Rent and facilities costs increased by $4.2 million to $30.0 million in the nine month period ended September 30, 2023, from $25.8 million in the nine month ended September 30, 2022, primarily driven by an increase in repairs and maintenance in our Nigeria segment.

Business combination transaction costs decreased by $16.3 million to $1.6 million in the nine month period ended September 30, 2023, from $17.9 million in the nine month period ended September 30, 2022, primarily due to fewer acquisition transaction costs in the nine month period ended September 30, 2023, compared to the comparative nine month period.

Net gain on disposal of property, plant and equipment has increased by $14.6 million to net gain of $1.0 million in the nine month period ended September 30, 2023, from a net loss of $13.7 million in the nine month ended September 30, 2022, which primarily resulted from a year on year decrease of $14.1 million in our Nigeria segment after completing an assessment of assets verification during the nine month period ended September 30, 2022 resulting in a disposal of assets.

Impairment of withholding tax receivables decreased by $4.0 million to $35.2 million in the nine month period ended September 30, 2023, from $39.1 million in the nine month period ended September 30, 2022, which primarily related to our Nigeria segment.

Other administrative expense items increased by $3.8 million to $21.8 million in the nine month period ended September 30, 2023, from $18.0 million in the nine month period ended September 30, 2022.

Loss Allowance on Trade Receivables

We had a loss allowance on trade receivables of $0.7 million for the three month period ended September 30, 2023, compared to a net reversal of loss allowance on trade receivables of $1.6 million for the three month period ended September 30, 2022, a year-on-year negative movement of $2.3 million.

We had a loss allowance on trade receivables of $5.2 million for the nine month period ended September 30, 2023, compared to a net reversal of loss allowance on trade receivables of $3.4 million for the nine month period ended September 30, 2022, a year-on-year negative movement of $8.6 million.

Other Income

Other income decreased by $0.04 million to $0.03 million for the three month period ended September 30, 2023, compared to $0.07 million for the three month period ended September 30, 2022.

Other income decreased by $3.8 million to $0.4 million for the nine month period ended September 30, 2023, compared to $4.2 million for the nine month period ended September 30, 2022. The nine month period ended September 30, 2022 includes a one-off amount of $2.5 million in relation to a tax indemnity receipt from a seller relating to a prior acquisition.

Net Finance Income/Costs

Our net finance costs were $256.2 million and $1,786.0 million for the three month and nine month period ended September 30, 2023, respectively, compared to $227.8 million and $563.0 million for the three month and nine month period ended September 30, 2022, respectively.

The table below shows our net finance costs for the three month and nine month periods ended September 30, 2023 and 2022:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022*	2023	2022*
	$’000	$’000	$’000	$’000

Interest income—bank deposits	5,761	3,364	17,338	10,380
Net foreign exchange gain on derivative instruments—unrealized	—	1,263	—	—
Net foreign exchange gain on derivative instruments—realized	—	1,785	420	655
Fair value gain on embedded options	62	—	475	—
	5,823	6,412	18,233	11,035

Interest expenses—third party loans	95,500	70,149	270,491	180,463
Interest expense - withholding tax paid on bond interest	4,233	4,233	10,974	8,597
Unwinding of discount on decommissioning liability	2,360	2,556	6,941	5,223
Interest and finance charges paid/payable for lease liabilities	16,121	14,013	47,323	36,813
Net foreign exchange loss arising from financing—unrealized	118,485	81,964	1,268,855	43,302
Net foreign exchange loss arising from financing—realized	10,325	56,966	117,377	120,655
Net foreign exchange loss on derivative instruments—unrealized	3,247	—	65,356	2,111
Fair value loss on embedded options	5,260	620	4,510	162,950
Fees on loans and financial derivatives	6,462	3,722	12,395	13,967
	261,993	234,223	1,804,222	574,081
Net finance costs	256,170	227,811	1,785,989	563,046

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Net finance costs increased by $28.4 million, or 12.4%, in the three month period ended September 30, 2023 compared to the three month period ended September 30, 2022, primarily due to an increase of $25.4 million in interest expense on third party loans, an increase of $6.3 million in net foreign exchange loss on derivative instruments (realized and unrealized) and an increase of $4.6 million in fair value losses on embedded options within the IHS Holding Limited Notes and 2027 Notes. The increase in net finance costs was partially offset by a decrease of $10.1 million in net foreign exchange loss arising from financing.

The year-on-year increase of $25.4 million in interest expense on third party loans resulted primarily from the effect of interest incurred on the Nigeria 2023 Term Loan and the IHS Holding 2022 Term Loan.

The year-on-year increase of $6.3 million in net foreign exchange loss on derivative instruments resulted from changes between the NGN against the U.S. dollar which impacted foreign exchange swaps in our Nigeria segment.

The year-on-year increase of $4.6 million in fair value loss on embedded options within the IHS Holding Limited Notes and 2027 Notes was due primarily to a decrease in the market value of the call options in the three month period ended September 30, 2023 compared to the three month period ended September 30, 2022.

Foreign exchange movements arise on commercial bank loans, intercompany loans and letters of credit denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends. The net foreign exchange loss arising from financing was $128.8 million for the three month period ended September 30, 2023, compared to a net foreign exchange loss arising from financing of $138.9 million in the three month period ended September 30, 2022, which resulted in a year-on-year decrease in net foreign exchange loss arising from financing of $10.1 million. The net foreign exchange loss arising from financing of $138.9 million in the three month period ended September 30, 2022, was primarily due to changes in exchange rates, predominantly between the BRL, NGN, XAF, XOF and ZAR currencies which depreciated against the U.S. dollar. In the three month period ended September 30, 2023, the net foreign exchange loss arising from financing of $128.8 million was primarily due to changes in exchange rates, predominantly between the BRL, RWF and ZMW currencies which depreciated against the U.S. dollar. The NGN, XAF, XOF and ZAR currencies also depreciated against the U.S. dollar in the three month period ended September 30, 2023, however the depreciation was not as significant compared to the comparative three month period.

Net finance costs increased by $1,222.9 million, or 217.2%, in the nine month period ended September 30, 2023, compared to the nine month period ended September 30, 2022, primarily due to an increase of $1,222.3 million in net foreign exchange loss arising from financing which resulted primarily from the significant devaluation of the NGN in relation to USD denominated intercompany debt in Nigeria in the nine month period ended September 30, 2023. The increase in net finance costs was also due to an increase in interest expense on third party loans of $92.4 million and an increase of $63.5 million in net foreign exchange losses on derivative instruments (realized and unrealized). The increase in net finance costs was partially offset by the favorable movement year-on-year from the significant decrease in fair value loss on embedded options within the IHS Holding Limited Notes and 2027 Notes of $158.9 million.

The net foreign exchange loss arising from financing and the net foreign exchange loss on derivative instruments was $1,386.2 million and $64.9 million, respectively, for the nine month period ended September 30, 2023, compared to a net foreign exchange loss arising from financing and a net foreign exchange loss on derivative instruments of $164.0 million and $1.5 million, respectively, in the nine month period ended September 30, 2022, which resulted in a year-on-year increase in net foreign exchange loss arising from financing and an increase in net foreign exchange loss on derivative instruments of $1,222.3 million and $63.5 million, respectively. These net foreign exchange losses in the nine month period ended September 30, 2022, were primarily due to changes in exchange rates, predominantly between the NGN, RWF, XAF, XOF and ZAR currencies which depreciated against the U.S. dollar. The net foreign exchange loss arising from financing and the net foreign exchange loss on derivative instruments in the nine month period ended September 30, 2023, were primarily due to the significant devaluation of the NGN which depreciated against the U.S. dollar from NGN 461.5 to $1.0 to NGN 775.6 to $1.0 for the nine month period ended September 30, 2023, due to the unification of the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single Investors’ and I&E Window within which foreign exchange transactions would be determined by market forces. The I&E window was subsequently renamed the NAFEM in October 2023. Depreciation of the RWF, XAF, XOF, ZAR and ZMW against the U.S. dollar also contributed to the net foreign exchange loss arising from financing during the nine month period ended September 30, 2023.

The year-on-year increase of $92.4 million in interest expense on third party loans resulted primarily from the effect of interest incurred on the Nigeria 2023 Term Loan, the IHS Holding 2022 Term Loan, the IHS SA STL Facility and the I-Systems Facility, as well as from the additional drawdown of the IHS SA Facility.

The year-on-year decrease of $158.9 million in fair value loss on embedded options within the IHS Holding Notes and 2027 Notes was due primarily to a significant decrease in the market value of the call options in the nine month period ended September 30, 2022 compared to the nine month period ended September 30, 2023, which resulted in a significant fair value loss for the comparative period.

Income Tax Expense/(Benefit)

Our current income tax expense was $28.6 million and $91.5 million for the three month and nine month periods ended September 30, 2023, respectively, compared to a current income tax expense of $31.9 million and $83.9 million for the three month and nine month periods ended September 30, 2022, respectively.

We had a deferred income tax benefit of $11.9 million and $2.4 million for the three month and nine month periods ended September 30, 2023, respectively, compared to a deferred income tax benefit of $89.2 million and $107.9 million for the three month and nine month periods ended September 30, 2022 respectively.

The table below shows our income tax expense for the three month and nine month periods ended September 30, 2023 and 2022:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022*	2023	2022*
	$’000	$’000	$’000	$’000

Current taxes on income	28,567	31,897	91,484	83,905
Deferred income taxes	(11,908)	(89,201)	(2,366)	(107,850)
Total taxes	16,659	(57,304)	89,118	(23,945)

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the GTS SP5 Acquisition in March 2022 and MTN SA Acquisition in May 2022.

The year-on-year decrease in current income tax expense for the three month period ended September 30, 2023 of $3.3 million, resulted in a current tax expense of $28.6 million for the three month period ended September 30, 2023, compared to a current tax expense of $31.9 million for the three month period ended September 30, 2022. The decrease was primarily due to a decrease of $5.7 million in our Nigeria segment, partially offset by an increase of $3.5 million in our Latam segment.

The year-on-year decrease of $77.3 million in deferred tax benefit, resulted in a deferred tax benefit of $11.9 million for the three month period ended September 30, 2023, compared to a deferred tax benefit of $89.2 million for the three month period ended September 30, 2022. The decrease was primarily due to decreases in deferred tax benefits in our Latam segment of $77.1 million.

The year-on-year increase in current income tax expense for the nine month period ended September 30, 2023 of $7.6 million, resulted in a current tax expense of $91.5 million for the three month period ended September 30, 2023, compared to a current tax expense of $83.9 million for the three month period ended September 30, 2022. The increase was primarily due to an increase of $9.1 million in our Nigeria segment, partially offset by a decrease of $1.9 million in our SSA segment.

The year-on-year decrease of $105.5 million in deferred tax benefit, resulted in a deferred tax benefit of $2.4 million for the nine month period ended September 30, 2023, compared to a deferred tax benefit of $107.9 million for the nine month period ended September 30, 2022. The decrease was primarily due to decreases in deferred tax benefits in our Latam segment and Nigeria segment of $92.5 million and $14.1 million, respectively.

Loss for the period

Loss for the period was $265.4 million for the three month period ended September 30, 2023 compared to a loss of $36.6 million for the three month period ended September 30, 2022. The increase in loss for the period reflects the decrease in revenue explained above and an increase in net finance costs, specifically related to the unrealized foreign exchange losses on financing the Group’s operations. This is coupled with an increase in cost of sales due to unrealized foreign exchange losses and an increase in net impairment of property, plant and equipment and prepaid land rent costs primarily driven by power equipment assets in our SSA segment being classified as assets held for sale and remeasured at fair value less costs to sell, alongside an increase in administrative expenses associated with staff costs and professional fees.

Loss for the period was $1,505.9 million for the nine month period ended September 30, 2023 compared to a loss of $200.1 million for the nine month period ended September 30, 2022. The increase in loss for the period reflects the significant impact of an increase in net finance costs, specifically related to unrealized foreign exchange losses on financing, primarily driven by the increase of $1,225.6 million on financing the Group’s operations. This is driven by the significant devaluation of the NGN as a result of the USD denominated historic shareholder loans from Group entities to Nigeria and the USD denominated third party debt (such as the 2026, 2027 and 2028 Notes). As the functional currency of the Nigeria businesses is NGN, these USD balances have been revalued in NGN resulting in the significant unrealized loss on foreign exchange.

Segment Results

Revenue

Revenue for each of our reportable segments was as follows for the three month and nine month periods ended September 30, 2023 and 2022:

	Three months ended
	September 30,	September 30,
	2023	2022	Change	Change
	$'000	$'000	$'000%

Nigeria	271,394	355,351	(83,957)	(23.6)%
SSA	133,481	114,801	18,680	16.3%
Latam	51,883	42,104	9,779	23.2%
MENA	10,265	9,061	1,204	13.3%
Total revenue	467,023	521,317	(54,294)	(10.4)%

	Nine months ended
	September 30,	September 30,
	2023	2022	Change	Change
	$'000	$'000	$'000%

Nigeria	1,060,964	997,132	63,832	6.4%
SSA	379,034	295,331	83,703	28.3%
Latam	145,876	116,117	29,759	25.6%
MENA	29,881	26,552	3,329	12.5%
Total revenue	1,615,755	1,435,132	180,623	12.6%

Nigeria

Revenue for our Nigeria segment decreased by $84.0 million, or 23.6%, to $271.4 million for the three month period ended September 30, 2023, compared to $355.4 million for the three month period ended September 30, 2022. The decrease in revenue was driven primarily by the non-core impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $213.0 million, or 59.9%. The revenue decrease was partially offset by an increase in organic revenue by $129.1 million, or 36.3%, driven primarily by an increase in foreign exchange resets, escalations and Lease Amendments. Revenue for the three month period ended September 30, 2022 included one-off organic revenue of $18.0 million. Year-on-year, within our Nigeria segment, Tenants increased by 66, including 367 from New Sites and 622 from Colocation, partially offset by 923 Churned (which includes, from the first quarter of 2023, 727 towers occupied by our smallest Key Customer on which we were not recognizing revenue), while Lease Amendments increased by 4,170.

Revenue for our Nigeria segment increased by $63.8 million, or 6.4%, to $1,061.0 million for the nine month period ended September 30, 2023, compared to $997.1 million for the nine month period ended September 30, 2022. Revenue increased organically by $396.5 million, or 39.8%, driven primarily by an increase in foreign exchange resets, escalations, Lease Amendments and power indexation. Revenue for the nine month period ended September 30, 2023 included $48.1 million in one-off revenue as adjusted for withholding tax from our smallest Key Customer for services previously provided but for which revenue had not been recognized. Revenue for the nine month period ended September 30, 2022 included one-off organic revenue of $18.0 million. The increase in revenue was partially offset by the non-core impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $332.6 million, or 33.4%. Year-on-year, within our Nigeria segment, Tenants increased by 66, including 367 from New Sites and 622 from Colocation, partially offset by 923 Churned (which includes, from the first quarter of 2023, 727 towers occupied by our smallest Key Customer on which we were not recognizing revenue), while Lease Amendments increased by 4,170.

SSA

Revenue for our SSA segment increased by $18.7 million, or 16.3%, to $133.5 million for the three month period ended September 30, 2023, compared to $114.8 million for the three month period ended September 30, 2022. Revenue increased organically by $23.7 million, or 20.7%, driven primarily by escalations, New Sites and Colocation and foreign exchange resets. The increase in revenue was partially offset by the non-core impact of negative movements in foreign exchange rates of $5.1 million, or 4.4%. Year-on-year, within our SSA segment, Tenants increased by 571, including 243 from New Sites and 342 from Colocation, partially offset by 14 Churned, while Lease Amendments increased by 837.

Revenue for our SSA segment increased by $83.7 million, or 28.3%, to $379.0 million for the nine month period ended September 30, 2023, compared to $295.3 million for the nine month period ended September 30, 2022. Revenue increased organically by $51.6 million, or 17.5%, driven primarily by escalations and New Sites and new Colocation. Revenue for our SSA segment also grew inorganically in the period by $46.6 million, or 15.8%, due to the impact of the MTN SA Acquisition. The increase in revenue was partially offset by the non-core impact of negative movements in foreign exchange rates of $14.5 million, or 4.9%. Year-on-year, within our SSA segment, Tenants increased by 571, including 243 from New Sites and 342 from Colocation, partially offset by 14 Churned, while Lease Amendments increased by 837.

Latam

Revenue for our Latam segment increased by $9.8 million, or 23.2%, to $51.9 million for the three month period ended September 30, 2023, compared to $42.1 million for the three month period ended September 30, 2022. Revenue increased organically by $6.2 million, or 14.8%, driven primarily by an increase in growth from fiber and escalations. The increase in revenue was also driven by non-core impact of positive movements in foreign exchange rates of $3.5 million, or 8.4%. Year-on-year, within our Latam segment, Tenants increased by 504, including 579 from New Sites and 190 from Colocation, partially offset by 269 Churned, while Lease Amendments increased by 78.

Revenue for our Latam segment increased by $29.8 million, or 25.6%, to $145.9 million for the nine month period ended September 30, 2023, compared to $116.2 million for the nine month period ended September 30, 2022. Revenue increased organically by $17.9 million, or 15.4%, driven primarily by an increase in growth from fiber and escalations. Revenue for our Latam segment also grew inorganically in the period by $8.5 million, or 7.3%, due to the impact of the GTS SP5 Acquisition and by non-core impact of positive movements in foreign exchange rates of $3.4 million, or 2.9%. Year-on-year, within our Latam segment, Tenants increased by 504, including 579 from New Sites and 190 from Colocation, partially offset by 269 Churned, while Lease Amendments increased by 78.

MENA

Revenue for our MENA segment increased by $1.2 million, or 13.3%, to $10.3 million for the three month period ended September 30, 2023, compared to $9.1 million for the three month period ended September 30, 2022. Revenue increased organically by $0.7 million, or 7.4% driven primarily by New Sites and escalations, and grew inorganically in the period by $0.5 million, or 5.6% driven primarily by the fifth and sixth stage of the Kuwait Acquisition. Year-on-year, within our MENA segment, Tenants increased by 162, including 58 from New Sites, and 109 from the closing of the sixth stage of the Kuwait Acquisition.

Revenue for our MENA segment increased by $3.3 million, or 12.5%, to $29.9 million for the nine month period ended September 30, 2023, compared to $26.6 million for the nine month period ended September 30, 2022. Revenue increased organically by $2.4 million, or 9.0% driven primarily by New Sites and escalations, and grew inorganically in the period by $1.0 million, or 3.9%. Year-on-year, within our MENA segment, Tenants increased by 162, including 58 from New Sites, and 109 from the closing of the sixth stage of the Kuwait Acquisition.

Segment Adjusted EBITDA

Segment Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for each of our reportable segments was as follows for the three month and nine month periods ended September 30, 2023 and 2022:

	Three months ended
	September 30,	September 30,
	2023	2022*	Change	Change
	$'000	$'000	$'000%

Nigeria	158,003	210,039	(52,036)	(24.8)%
SSA	66,285	63,521	2,764	4.4%
Latam	38,163	29,993	8,170	27.2%
MENA	5,155	3,828	1,327	34.7%
Other	(35,653)	(32,953)	(2,700)	(8.2)%
Total Segment Adjusted EBITDA	231,953	274,428	(42,475)	(15.5)%

	Nine months ended
	September 30,	September 30,
	2023	2022*	Change	Change
	$'000	$'000	$'000%

Nigeria	668,330	596,756	71,574	12.0%
SSA	194,701	163,511	31,190	19.1%
Latam	104,665	83,010	21,655	26.1%
MENA	14,205	11,616	2,589	22.3%
Other	(110,694)	(96,416)	(14,278)	(14.8)%
Total Segment Adjusted EBITDA	871,207	758,477	112,730	14.9%

*re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Nigeria

Segment Adjusted EBITDA for our Nigeria segment was $158.0 million for the three month period ended September 30, 2023, compared to $210.0 million for the three month period ended September 30, 2022, a decrease of $52.0 million, or 24.8%. The decrease in Segment Adjusted EBITDA primarily reflects the decrease in revenue driven by negative movements in foreign exchange discussed above coupled with unrealized foreign exchange losses of $15.8 million within other cost of sales. This is partially offset by an overall decrease in cost of sales of $32.1 million, primarily resulting from lower overall consumption and diesel pricing of $38.2 million alongside a decrease in maintenance cost and security cost of $5.1 million and $2.8 million, respectively.

Segment Adjusted EBITDA for our Nigeria segment was $668.3 million for the nine month period ended September 30, 2023 compared to $596.8 million for the nine month period ended September 30, 2022, an increase of $71.6 million, or 12.0%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above and decrease in cost of sales of $19.2 million resulting from lower power generation costs due to Project Green of $30.1 million. This is partially offset by an increase in other costs of $14.1 million and an increase in administrative expenses of $11.4 million, of which $7.7 million is due to an increase in computer maintenance and software and $6.0 million due to an increase in allowance of bad debt provision.

SSA

Segment Adjusted EBITDA for our SSA segment was $66.3 million for the three month period ended September 30, 2023 compared to $63.5 million for the three month period ended September 30, 2022, an increase of $2.8 million, or 4.4%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above, partially offset by an increase in cost of sales and administrative expenses. Cost of sales increases resulted from higher power generation and maintenance costs of $12.9 million and $0.6 million, respectively, due to the increase in asset base while administrative expenses increased by $1.5 million, primarily from $0.4 million are staff costs and $0.5 million are professional fees.

Segment Adjusted EBITDA for our SSA segment was $194.7 million for the nine month period ended September 30, 2023 compared to $163.5 million for the nine month period ended September 30, 2022, an increase of $31.2 million, or 19.1%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above, partially offset by an increase in cost of sales resulting from higher power generation cost, maintenance and security costs of $26.1 million, $10.0 million and $6.5 million, respectively, due to the increase in asset base and an increase in administrative expenses of $4.6 million, of which $3.0 million are staff costs and $1.0 million are professional fees.

Latam

Segment Adjusted EBITDA for our Latam segment was $38.2 million for the three month period ended September 30, 2023 compared to $30.0 million for the three month period ended September 30, 2022, an increase of $8.2 million, or 27.2%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above and decrease in cost of sales of $1.5 million, of which $1.6 million is other costs. The increase in revenue and decrease in cost of sales is partially offset by an increase in administrative expenses of $3.1 million, of which $2.1 million is staff costs and $0.6 million is professional fees.

Segment Adjusted EBITDA for our Latam segment was $104.7 million for the nine month period ended September 30, 2023 compared to $83.0 million for the nine month period ended September 30, 2022, an increase of $21.7 million, or 26.1%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above and decrease in cost of sales of $3.1 million from lower rent costs of $5.4 million partially offset by an increase in power generation costs of $2.0 million. The decrease is partially offset by an increase in administrative expenses of $11.2 million, of which $6.3 million are staff costs and $2.7 million is an increase of allowance of bad debt provision.

MENA

Segment Adjusted EBITDA for our MENA segment was $5.2 million for the three month period ended September 30, 2023 compared to $3.8 million for the three month period ended September 30, 2022, an increase of $1.3 million, or 34.7%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above and decrease in cost of sales of $0.1 million.

Segment Adjusted EBITDA for our MENA segment was $14.2 million for the nine month period ended September 30, 2023 compared to $11.6 million for the nine month period ended September 30, 2022, an increase of $2.6 million, or 22.3%. The increase in Segment Adjusted EBITDA primarily reflects the increase in revenue discussed above, partially offset by an increase in cost of sales of $0.2 million and an increase in administrative expenses of $0.5 million, of which $0.3 million is increased staff costs.

Capital Expenditure

Capital expenditure for each of our reportable segments was as follows for the three month and nine month periods ended September 30, 2023 and 2022:

	Three months ended
	September 30,	September 30,
	2023	2022	Change	Change
	$'000	$'000	$'000%

Nigeria	35,302	107,192	(71,890)	(67.1)%
SSA	11,318	33,013	(21,695)	(65.7)%
Latam	56,999	31,981	25,018	78.2%
MENA	1,244	1,717	(473)	(27.5)%
Other	542	212	330	155.7%
Total capital expenditure	105,405	174,115	(68,710)	(39.5)%

	Nine months ended
	September 30,	September 30,
	2023	2022	Change	Change
	$'000	$'000	$'000%

Nigeria	259,077	270,726	(11,649)	(4.3)%
SSA	62,421	76,369	(13,948)	(18.3)%
Latam	136,994	83,783	53,211	63.5%
MENA	4,579	6,160	(1,581)	(25.7)%
Other	1,907	850	1,057	124.4%
Total capital expenditure	464,978	437,888	27,090	6.2%

Nigeria

Capital expenditure for our Nigeria segment was $35.3 million for the three month period ended September 30, 2023, compared to $107.2 million for the three month period ended September 30, 2022, a decrease of $71.9 million, or 67.1%. The decrease was primarily due to decreases in maintenance capital expenditure of $30.4 million, capital expenditure related to Project Green of $20.0 million, New Site capital expenditure of $13.4 million, other capital expenditure of $4.7 million and purchase of land for new or existing sites of $4.1 million, partially offset by an increase in fiber business capital expenditure of $2.4 million.

Capital expenditure for our Nigeria segment was $259.1 million for the nine month period ended September 30, 2023, compared to $270.7 million for the nine month period ended September 30, 2022, a decrease of $11.6 million, or 4.3%. The decrease was primarily due to decreases in New Site capital expenditure of $28.7 million, other capital expenditure of $26.1 million, maintenance capital expenditure of $5.6 million and purchase of land for new or existing sites of $5.3 million, partially offset by increases in capital expenditure related to Project Green of $39.6 million, augmentation capital expenditure of $8.1 million and fiber business capital expenditure of $6.7 million.

SSA

Capital expenditure for our SSA segment was $11.3 million for the three month period ended September 30, 2023 compared to $33.0 million for the three month period ended September 30, 2022, a decrease of $21.7 million, or 65.7.%. The decrease was primarily due to decreases in refurbishment capital expenditure of $12.8 million, New Site capital expenditure of $4.3 million and other capital expenditure of $3.2 million.

Capital expenditure for our SSA segment was $62.4 million for the nine month period ended September 30, 2023 compared to $76.4 million for the nine month period ended September 30, 2022, a decrease of $13.9 million, or 18.3%. The decrease was primarily due to decreases in other capital expenditure of $9.9 million, New Site capital expenditure of $3.4 million and corporate capital expenditure of $3.4 million, partially offset by increases in capital expenditure related to Project Green of $1.2 million, maintenance capital expenditure of $1.1 million and refurbishment capital expenditure of $1.1 million.

Latam

Capital expenditure for our Latam segment was $57.0 million for the three month period ended September 30, 2023 compared to $32.0 million for the three month period ended September 30, 2022, an increase of $25.0 million, or 78.2%. The increase was primarily due to increases in New Site capital expenditure of $20.4 million, corporate capital expenditure of $2.7 million and augmentation capital expenditure of $1.7 million, partially offset by a decrease in fiber business capital expenditure of $1.9 million.

Capital expenditure for our Latam segment was $137.0 million for the nine month period ended September 30, 2023 compared to $83.8 million for the nine month period ended September 30, 2022, an increase of $53.2 million, or 63.5%. The increase was primarily due to increases in New Site capital expenditure of $29.1 million, corporate capital expenditure of $8.6 million, fiber business capital expenditure of $8.5 million and purchase of land for new or existing sites of $4.1 million.

MENA

Capital expenditure for our MENA segment was $1.2 million for the three month period ended September 30, 2023 compared to $1.7 million for the three month period ended September 30, 2022, a decrease of $0.5 million, or 27.5%. The decrease was primarily due to a decrease in other capital expenditure of $1.0 million, partially offset by an increase in maintenance capital expenditure of $0.2 million.

Capital expenditure for our MENA segment was $4.6 million for the nine month period ended September 30, 2023 compared to $6.2 million for the nine month period ended September 30, 2022, a decrease of $1.6 million, or 25.7%. The decrease was primarily due to decreases in New Site capital expenditure of $2.4 million and refurbishment capital expenditure of $0.5 million, partially offset by increases in maintenance capital expenditure of $0.6 million and other capital expenditure of $0.6 million.

Liquidity and Capital Resources

Overview

We generally fund our operations, which include operating expenses and debt service requirements (principal and interest payments), through cash flow from operating activities. We have historically funded acquisitions and other investments in our business, including large scale New Site construction and site improvements, from a combination of external equity raised from shareholders, long-term debt financings and internally generated cash from operations. External equity funding was raised at the IHS Holding Limited level, where it was held in U.S. dollars until required by operating subsidiaries or for acquisitions. As and when operating subsidiaries required these funds, the funding was allocated typically through intercompany loans to those subsidiaries. The proportion of intercompany loans to equity is unique to each operation and determined by commercial funding requirements, local taxation and corporate legislation.

As of September 30, 2023, we had $1,040.0 million of total liquidity, which was equal to our unrestricted cash and cash equivalents of $425.4 million and availability under the IHS Holding RCF and the IHS Holding 2022 Term Loan of $300.0 million and $230.0 million, respectively, and approximately $84.6 million of availability under the Nigeria RCF and other loan facilities within the Group collectively (see “— Indebtedness” for more information). Our centralized treasury team supervises our cash management. Our cash and cash equivalents are generated within our operating subsidiaries and held either locally or up-streamed to IHS Holding Limited (or intermediaries thereof). As a holding company, our only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries or repayment of intercompany loans from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings.

We believe that our available liquidity and cash from operations will be sufficient to satisfy our operating expenses, debt service, capital expenditure requirements and organic growth strategies for a period of at least 12 months from the date of issuance of these results. However, our ability to satisfy our operating expenses, debt service, capital requirements and growth strategies will depend on our future performance, which is subject to general economic, financial, competitive, regulatory and other factors, including those described in the “Risk Factors” section of our Annual Report.

If we are unable to generate sufficient cash flow from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the current interests of our existing shareholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. There can be no assurance that such financing will be available to us on commercially reasonable terms or at all.

Additionally, we continuously review our capital structure as well as our funding and maturity profile. As part of this review, we regularly explore opportunities in the global capital markets to try to optimize our funding profile and our mix of funding sources, as well to try to ensure that we are well positioned to avail ourselves of any refinancing or other opportunities, including for our 2027 Notes and our other facilities. We may also, from time to time, consider debt and/or equity repurchase programs, whether in the open market or otherwise, subject to market conditions. During the third quarter of 2023, the Company repurchased 948,101 shares for $4.8 million under its up to $50.0 million stock repurchase plan. Shares repurchased were cancelled.

Statements of cash flows

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
	$’000	$’000	$’000	$’000

Net cash generated from operating activities	224,777	286,243	703,547	625,662
Net cash used in investing activities	(188,129)	(239,304)	(638,282)	(1,357,000)
Net cash (used in)/generated from financing activities	(29,115)	(25,693)	(11,806)	463,608
Net increase/(decrease) in cash and cash equivalents	7,533	21,246	53,459	(267,730)
Cash and cash equivalents at beginning of period	433,048	567,298	514,078	916,488
Effect of movements in exchange rates on cash	(15,145)	(58,076)	(142,101)	(118,290)
Cash and cash equivalents at end of period	425,436	530,468	425,436	530,468

Net cash generated from operating activities

Net cash generated from operating activities decreased by $61.5 million year-on year in the three month period ended September 30, 2023, to $224.8 million, from $286.2 million in the three month period ended September 30, 2022. The year-on-year decrease was primarily due to a decrease in cash from operations of $59.8 million as a result of decreased operating profit and an increase in cash outflows related to working capital changes, mainly driven by year-on-year increases in trade and other receivables and inventories, partially offset by an increase in trade and other payables.

Net cash generated from operating activities increased by $77.9 million year-on year in the nine month period ended September 30, 2023, to $703.5 million, from $625.7 million in the nine month period ended September 30, 2022. The year-on-year increase was primarily due to an increase in cash from operations of $72.8 million as a result of increased operating profit, partially offset by an increase in cash outflows related to working capital changes, mainly driven by a year-on-year decrease in trade and other payables and an increase in trade and other receivables, partially offset by a decrease in inventories.

Net cash used in investing activities

Net cash used in investing activities decreased by $51.2 million, to $188.1 million in the three month period ended September 30, 2023, from $239.3 million in the three month period ended September 30, 2022. This is primarily due to a decrease in capital expenditure for property, plant and equipment (including advance payments) of $27.4 million, as well as a decrease in net short term deposits of $16.6 million. The year-on-year decrease in capital expenditure for property, plant and equipment (including advance payments) is described in more detail in the segmental review below.

Net cash used in investing activities decreased by $718.7 million, to $638.3 million in the nine month period ended September 30, 2023, from $1,357.0 million in the nine month period ended September 30, 2022. This is primarily due to a decrease in cash consideration paid for business combinations, net of cash acquired of $731.4 million and a decrease in net short term deposits of $45.1 million, partially offset by an increase in capital expenditure for property, plant and equipment (including advance payments) of $63.7 million. The year-on-year decrease in consideration paid for business acquisitions, net of cash acquired is related to the MTN SA Acquisition which closed in May 2022. The year-on-year increase in capital expenditure for property, plant and equipment (including advance payments) is described in more detail in the segmental review below.

Net cash (used in)/generated from financing activities

Net cash used in financing activities increased by $3.4 million, to net cash used in financing activities of $29.1 million in the three month period ended September 30, 2023, compared to net cash used in financing activities of $25.7 million in the three month period ended September 30, 2022. The year-on-year increase in cash outflow is primarily due to an increase in interest paid on third party loans of $10.1 million and an increase in cash outflow related to the share buyback of $5.7 million, partially offset by an increase in loans received from third parties net of principal repayments of $17.3 million and a decrease in aggregate payments of lease liability principal and interest of $4.3 million.

Net cash used in financing activities increased by $475.4 million, to net cash used in financing activities of $11.8 million in the nine month period ended September 30, 2023, compared to net cash generated from financing activities of $463.6 million in the nine month period ended September 30, 2022. The year-on-year increase in cash outflow is primarily due to a decrease in loans received from third parties net of principal repayments of $388.1 million and an increase of $50.4 million, $19.6 million and $5.7 million related to interest paid on third party loans, aggregate payments of lease liability principal and interest and share buyback, respectively.

Indebtedness

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on September 30, 2023.

IHS Holding (2020) Revolving Credit Facility

IHS Holding Limited is party to a $300.0 million revolving credit facility agreement, originally entered into in March 2020 (as amended and/or restated from time to time, including pursuant to an amendment and restatement agreement entered into in June 2021 and November 2023) (the “IHS Holding RCF”) and entered into between, amongst others, IHS Holding Limited as borrower, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria as guarantors, Citibank Europe PLC, UK Branch as facility agent and certain financial institutions listed therein as original lenders.

The interest rate under the IHS Holding RCF is equal to a compounded reference rate based on SOFR (calculated on a five Risk-Free Rate, or RFR, banking day lookback), and a credit adjustment spread plus a margin of 3.00% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, utilization and agent fees.

Funds borrowed under the IHS Holding RCF can be applied towards general corporate purposes including, but not limited to, the financing of (a) New Site programs and (b) the repayment of indebtedness (including interest and fees on that indebtedness).

Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five RFR banking days’ prior notice, or in any case any such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding RCF; and (ii) upon the occurrence of a change of control as defined in the IHS Holding RCF.

The IHS Holding RCF contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge), in each case subject to certain agreed exceptions and materiality carve-

outs). The covenants include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The IHS Holding RCF contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

In September 2022, in accordance with the terms the IHS Holding RCF, the termination date thereunder was extended for a period of two years after its original termination date to March 30, 2025.  In July 2023, the available commitments were increased to $300.0 million pursuant to the facility increase clause contained within the IHS Holding RCF.

In November 2023, the IHS Holding RCF was further amended and restated to, among other things, extend the termination date to October 30, 2026.

As of November 13, 2023, there are no amounts drawn and outstanding under the IHS Holding RCF.

The IHS Holding RCF is denominated in U.S. dollars and is governed by English law.

IHS Holding (2022) Bullet Term Loan Facility

IHS Holding Limited entered into a $600.0 million term loan agreement in October 2022 (as amended and/or restated from time to time, the “IHS Holding 2022 Term Loan”), between, amongst others, IHS Holding Limited as borrower, Citibank Europe plc, UK Branch as facility agent and certain financial institutions listed therein as original lenders. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

The interest rate per annum applicable to loans made under the IHS Holding 2022 Term Loan is equal to Term SOFR, a credit adjustment spread plus a margin of 3.75% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments and fees to the facility agent.

The IHS Holding 2022 Term Loan is scheduled to terminate on the date falling 36 months from the date of the loan agreement and is repayable in full on that date. Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five Business Days’ notice, or such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding 2022 Term Loan requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding 2022 Term Loan and (ii) upon the occurrence of a change of control as defined in the IHS Holding 2022 Term Loan.

The IHS Holding 2022 Term Loan contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The IHS Holding 2022 Term Loan also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

Following the initial draw down under this facility in November 2022, in December 2022 IHS Holding Limited hedged a portion of its exposure to Term SOFR by entering into interest rate caps with a total of $100.0 million notional value and a cap rate of 4.50%, for the period between February 7, 2023 and November 7, 2024. The balance of $270.0 million remains unhedged.

In October 2023, the available commitments under the IHS Holding 2022 Term Loan were voluntarily reduced by $100.0 million and the availability period on the remaining balance of $130.0 million in available commitments was extended to April 2024 from October 2023.

As of November 13, 2023, $370.0 million of the IHS Holding 2022 Term Loan was drawn. The majority of the drawn proceeds have been applied toward the prepayment of the IHS Holding Bridge Facility and the U.S. dollar tranche of the Nigeria 2019 Facility. The undrawn portion of $130.0 million can be applied toward general corporate purposes.

The IHS Holding 2022 Term Loan is denominated in U.S. dollars and is governed by English law.

IHS Netherlands Holdco B.V. Notes

On each of September 18, 2019 and July 31, 2020, our wholly owned subsidiary, IHS Netherlands Holdco B.V. (“Holdco BV”), issued a total of $510.0 million 7.125% Senior Notes due 2025 (the “2025 Notes”), and $940.0 million 8.0% Senior Notes due 2027 (the “2027 Notes”) guaranteed by IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers, and (since June 22, 2021) IHS Holding Limited. On June 22, 2021, pursuant to a successful consent solicitation, Holdco B.V. also effected certain amendments to the indenture governing the notes to, among other things, expand the “restricted group” to encompass IHS Holding Limited and all of IHS Holding Limited’s subsidiaries (which would then be subject to the covenants and events of default under the indenture), and to make certain other consequential changes to the negative covenants and restrictions resulting from the larger group structure.

On November 30, 2021, the 2025 Notes were subsequently redeemed upon the successful issuance by IHS Holding of the IHS Holding Notes (as defined below).

The 2027 Notes mature on September 18, 2027, and pay interest semi-annually, with the principal repayable in full on maturity. On or after September 18, 2022, 2023 or 2024, the 2027 Notes may be redeemed (in whole or in part) at a price of 104.000%, 102.000% and 100.000%, respectively.

The indenture contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates.

IHS Holding Limited Notes

On November 29, 2021, IHS Holding Limited issued $500.0 million 5.625% Senior Notes due 2026 (the “2026 Notes”) and $500.0 million 6.250% Senior Notes due 2028 (the “2028 Notes”, and together with the 2026 Notes, the “IHS Holding Notes”), guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria Limited, IHS Towers NG Limited and INT Towers Limited.

At any time prior to November 29, 2023 for the 2026 Notes and November 29, 2024 for the 2028 Notes, IHS Holding Limited may redeem up to 40% of the notes with the net cash proceeds from certain equity offerings at a redemption price equal to 105.625% of the principal amount of the 2026 Notes and 106.250% of the principal amount of the 2028 Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, so long as at least 50% of the aggregate original principal amount of the applicable series of notes remains outstanding immediately thereafter. In addition, the notes may, during such periods, be redeemed at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. On or after November 29, 2023, 2024 or 2025, the 2026 Notes may be redeemed (in whole or in part) at a price of 102.81250%, 101.40625% and 100.00000%, respectively. On or after November 29, 2024, 2025 or 2026, the 2028 Notes may be redeemed (in whole or in part) at a price of 103.1250%, 101.5625% and 100.0000%, respectively.

The indenture governing the notes contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates.

The proceeds from the issuance of the IHS Holding Notes were used to redeem the entire principal amount of the 2025 Notes (including accrued and unpaid interest and the redemption premium), fees and expenses related to the offering of the notes, and for general corporate purposes. The IHS Holding Notes pay interest semi-annually and the principal is repayable in full on maturity.

Nigeria (2023) Term Loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 165.0 billion (approximately $212.8 million) term loan agreement in January  2023 (as amended and/or restated from time to time the “Nigeria 2023 Term Loan”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Towers NG Limited and INT Towers as borrowers; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., and Nigeria Tower Interco B.V. as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

The Nigeria 2023 Term Loan contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The Nigeria 2023 Term Loan also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

The Nigeria 2023 Term Loan was drawn down for an original principal amount of NGN 124.5 billion (which was approximately $160.5 million), and funds borrowed under the loan were applied towards, inter alia, refinancing certain indebtedness of INT Towers, IHS Nigeria, and general corporate and working capital purposes.

The Nigeria 2023 Term Loan is scheduled to terminate on the date falling 60 months from the date of the Nigeria 2023 Term Loan and is repayable in instalments. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Nigeria 2023 Term Loan requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

As of January 3, 2023, the total commitments available under the Nigeria 2023 Term Loan were NGN 124.5 billion (approximately $160.5 million), which were increased in February 2023, by NGN 29.0 billion (approximately $37.4 million) and further increased in May 2023, by NGN 11.5 billion (approximately $14.8 million) pursuant to the facility increase clause contained within the loan agreement up to its total NGN 165.0 billion (approximately $212.8 million) capacity.

In January 2023, NGN 124.5 billion (approximately $160.5 million) was drawn down under the Nigeria 2023 Term Loan. Further drawdowns took place in March 2023, April 2023 and June 2023 for NGN 14.0 billion (approximately $18.1 million), NGN 15.0 billion (approximately $19.3 million) and NGN 11.5 billion (approximately $14.8 million) respectively.

As of November 13, 2023, NGN 165.0 billion (approximately $212.8 million) has been drawn down under this facility. The proceeds from the drawdown were applied towards, inter alia, refinancing certain indebtedness of INT Towers and IHS Nigeria, and for general corporate and working capital purposes.

The Nigeria 2023 Term Loan is denominated in Naira and is governed by English law.

Nigeria (2023) Revolving Credit Facility

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 55.0 billion (approximately $70.9 million) revolving credit facility agreement in January  2023 (as amended and/or restated from time to time the “Nigeria 2023 RCF”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS

Netherlands NG1 B.V., IHS Netherlands NG2 B.V., and Nigeria Tower Interco B.V. as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

The Nigeria 2023 RCF contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The Nigeria 2023 RCF also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

The Nigeria 2023 RCF is scheduled to terminate on the date falling 36 months from the date of the Nigeria 2023 RCF, and is repayable in full on maturity. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Nigeria 2023 RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

As of January 3, 2023, the total commitments available under the Nigeria 2023 RCF were NGN 44.0 billion (approximately $56.7 million), which were further increased in February 2023, by NGN 11.0 billion (approximately $14.2 million) to NGN 55.0 billion (approximately $70.9 million), pursuant to the facility increase clause contained within the loan agreement.

During the nine months ended September 30, 2023, an aggregate of NGN 40.0 billion (approximately $51.6 million) was borrowed and repaid under the Nigeria 2023 RCF.

As of November 13, 2023, there are no amounts drawn and outstanding under the Nigeria 2023 RCF.

The Nigeria 2023 RCF is denominated in Naira and is governed by English law.

Nigeria (2019) term loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into a term loan agreement, originally in September  2019 (and as amended and/or restated from time to time, including pursuant to an amendment and restatement agreement entered into in September 2021) (the “Nigeria 2019 Facility”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum applicable to loans made under the Nigeria 2019 Facility was equal to: (a) in relation to the U.S. dollar tranche, prior to a rate switch date, 3 Month LIBOR (subject to a zero floor) plus a margin of 4.25% per annum (subject to a margin ratchet where the level of margin may be increased (up to a maximum of 4.50)% or decreased subject to certain tests, including the relevant leverage ratio of the IHS Holding Limited Group) and, after a rate switch date for U.S. dollars, was equal to a compounded reference rate based on SOFR (calculated on a five day RFR banking day lookback) and a credit adjustment spread plus the margin; and (b) in relation to the Naira tranche, 3 Month NIBOR (subject to a zero floor) plus a margin of 2.50% per annum. IHS Netherlands Holdco B.V. also paid certain other fees and costs, including agent fees.

The Nigeria 2019 Facility contained customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These included an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants were tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The Nigeria 2019 Facility also contained customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

The U.S. dollar tranche was drawn down for an original principal amount of $110.0 million, and the Naira tranche was drawn down for an original principal amount of NGN 141.3 billion (which was approximately $390.0 million as of the date of the Nigeria 2019 Facility), and funds borrowed under the loan were applied towards, inter alia, refinancing certain indebtedness of INT Towers, general corporate and working capital purposes, and funding a partial settlement of intercompany loans.

Each facility under the loan was scheduled to terminate on the date falling 60 months and one day after the date of the first utilization of that facility, and were repayable in instalments. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers could voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders might agree). In addition to voluntary prepayments, the Nigeria 2019 Facility required mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

In November 2022, we prepaid the full remaining principal amount of the U.S. dollar tranche of the loan of $75.6 million (plus accrued interest and break costs) using the proceeds received following the initial drawdown under the IHS Holding 2022 Term Loan.

As of December 31, 2022, the Naira facility had NGN 88.3 billion (approximately $113.9 million) outstanding.

In January 2023, we prepaid the full remaining principal amount of the Naira tranche of the loan of NGN 88.3 billion (approximately $113.9 million) (plus accrued interest) using the proceeds received following the initial drawdown under the Nigeria 2023 Term Loan.

The Nigeria 2019 Facility was governed by English law.

IHS (Nigeria) Local Facilities

IHS (Nigeria) Limited entered into two local currency facilities, each governed by Nigerian law, as follows:

(a)

A NGN 16.1 billion (approximately $20.8 million) facility in March 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited. The applicable interest rate was 12.5% per annum and funds borrowed under the facility were applied towards general corporate purposes (the “IHSN NG1 Facility”). The IHSN NG1 Facility was due to terminate in March 2023 and was fully drawn down in April 2022; and

(b)

A NGN 10.0 billion (approximately $12.9 million) facility in May 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited (the “IHSN NG2 Facility” and, together with the IHSN NG1 Facility, the “IHS Nigeria Local Facilities”). The applicable interest rate was 15.0% per annum until October 2022 after which it increased to 18.0% per annum, and funds borrowed under the facility were applied towards working capital requirements. The IHSN NG2 Facility was due to terminate in July 2023 and was fully drawn down in July 2022.

In January 2023, we prepaid the full remaining principal amount of the IHS Nigeria Local Facilities of NGN 26.1 billion (approximately $33.7 million) (plus accrued interest) using the proceeds received following the initial drawdown under the Nigeria 2023 Term Loan.

IHS Côte d’Ivoire S.A. Facility

IHS Côte d’Ivoire S.A. entered into a credit agreement originally in June 2015 (as amended and/or restated from time to time, including in August 2017 and June 2022) with certain financial institutions, split into one tranche with a total commitment of €52.0 million (approximately $55.0 million) (the “CIV Euro Tranche”), and another tranche with a total commitment of XOF 44.6 billion (approximately $71.9 million) (the “CIV XOF Tranche” and, together with the CIV Euro Tranche, the “IHS Côte d’Ivoire S.A. Facility”). The IHS Cote d’Ivoire S.A. Facility is guaranteed by IHS Holding Limited. The CIV Euro Tranche has an interest rate of 3.00% plus 3 Month EURIBOR, (subject to a zero floor), and the CIV XOF Tranche has an interest rate of 5.00%. The IHS Côte d’Ivoire S.A. Facility contains customary information and negative covenants and requires IHS Côte d’Ivoire S.A. to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Côte d’Ivoire S.A. maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined therein.

The IHS Côte d’Ivoire S.A. Facility was fully drawn down in 2017, and the termination date has been extended to June 2024.

IHS Zambia Limited Facility

IHS Zambia Limited entered into two facilities with a common terms agreement originally in December 2020 (as amended and/or restated from time to time, including in February 2021) with a total commitment of $95.0 million with certain financial institutions (the “Zambia Facility”), split into a facility for an aggregate commitment representing $75.0 million and a second facility for an aggregate commitment representing $20.0 million.

The Zambia Facility is guaranteed by IHS Holding Limited, and was fully utilized as of March 2021. The Zambia Facility has an interest rate of 5.0% plus 3 Month Term SOFR and a credit adjustment spread ranging between 0.11% to 0.43% and contains customary information and negative covenants and requires IHS Zambia Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Zambia Limited maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined in the agreement. The respective facilities will terminate in December 2027.

IHS Kuwait Facility

IHS Kuwait Limited entered into a loan agreement originally in April 2020 (as amended and/or restated from time to time) with a total commitment of KWD equivalent of $85.0 million (the “Kuwait Facility”). The Kuwait Facility has an interest rate of 2.00% plus 3 Month KIBOR, contains customary information and negative covenants, and requires IHS Kuwait Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve outs. The covenants include that IHS Kuwait Limited maintain specified net debt to EBITDA ratios, a debt service cover ratio and restrict capital expenditures to levels established within the facility.

The Kuwait Facility will terminate in April 2029, and as of September 30, 2023, KWD 21.8 million (approximately $70.5 million) of this facility was drawn down.

IHS Brasil - Cessão de Infraestruturas S.A. Debentures

IHS Brasil - Cessão de Infraestruturas S.A. issued debentures for BRL 1,200.0 million (approximately $238.4 million), in September 2023 (as amended and/or restated from time to time, the “IHS Brasil Debentures”). The IHS Brasil Debentures amortize semi-annually until maturity in August 2031.

The IHS Brasil Debentures contain customary information and financial covenants, including but not limited to the maintenance of specified net debt to EBITDA    and interest cover ratios. They also contain customary negative covenants and restrictions including, but not limited to, dividends and other payments to shareholders, intercompany loans and capital reductions.

The IHS Brasil Debentures are secured by a pledge over all shares owned by Centennial Towers Brasil Cooperatief U.A. and IHS Netherlands BR B.V. in IHS Brasil – Cessão de Infraestruturas S.A. and a pledge over the bank account where the companies’ receivables are deposited.

The IHS Brasil Debentures have an interest rate of CDI plus 3.10% (assuming a 252-day calculation basis) and will terminate in August 2031.

The proceeds from the issuance of the IHS Brasil Debentures were applied towards, inter alia, refinancing certain indebtedness of IHS Brasil - Cessão de Infraestruturas S.A. (including the IHS Brasil Facilities and the GTS Facility, as defined below) and general corporate and working capital purposes.

IHS Brasil - Cessão de Infraestruturas S.A. Facilities

IHS Brasil Participacoes Ltda entered into (and later assigned to IHS Brasil - Cessão de Infraestruturas S.A.) the following facilities: (a) a BRL 300.0 million (approximately $59.6 million) credit agreement originally in May 2021 (as amended and/or restated from time to time, the “IHS Brasil Facility 1”), and (b) a BRL 100.0 million (approximately $19.9 million) credit agreement originally in June 2021 (as amended and/or restated from time to time) (the “IHS Brasil Facility 2” and, together with the IHS Brasil Facility 1, the “IHS Brasil Facilities”).

IHS Brasil - Cessão de Infraestruturas S.A. also entered into a BRL 495.0 million (approximately $98.4 million) credit agreement originally in April 2022 (as amended and/or restated from time to time, the “GTS Facility”).

The IHS Brasil Facilities and the GTS Facility each contain customary information and negative covenants, including the maintenance of specified net debt to EBITDA and interest cover ratios. They also contain restrictions on the total debt allowed, dividends, intercompany loans and capital reductions.

The IHS Brasil Facility 1 has an interest rate of 3.65% (assuming a 252-day calculation basis) plus CDI, and will terminate in May 2029. This facility was fully drawn down in May 2021.

The IHS Brasil Facility 2 has an interest rate of 3.65% (assuming a 252-day calculation basis) plus CDI, and will terminate in May 2029. This facility was fully drawn down in June 2021.

The GTS Facility has an interest rate of CDI plus a margin of 3.05% (assuming a 252-day calculation basis), and will terminate in April 2028. The GTS Facility was fully drawn down in April 2022.

In September 2023, we prepaid the full remaining principal amount of the IHS Brasil Facilities and the GTS Facility of BRL 713.6 million (approximately $141.8 million) (plus accrued interest) using the proceeds received following the issuance of the IHS Brasil Debentures.

I-Systems Facility

I-Systems Soluções de Infraestrutura S.A. (formerly known as Fiberco Soluções de Infraestrutura S.A.) (“I-Systems”) entered into a BRL 200.0 million (approximately $39.7 million) credit agreement, originally in October 2022 (as amended and/or restated from time to time, the “I-Systems Facility”). The I-Systems Facility is secured by the chattel mortgage of certain credit rights of I-Systems and contains customary information and negative covenants, including the maintenance of specified net debt to EBITDA ratio. It also contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The I-Systems Facility has an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and will terminate in October 2030. The facility was fully drawn down in October 2022.

In October 2022, Itau Unibanco S.A. provided an additional commitment in an aggregate amount of BRL 200.0 million (approximately $39.7 million) on the same terms, available in two tranches. The first tranche of BRL 80.0 million (approximately $15.9 million was drawn down in February 2023 with an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and the second tranche of BRL 120.0 million (approximately $23.8 million) was drawn down in March 2023 with an interest rate of CDI plus 2.50% (assuming a 252-day calculation basis).

IHS South Africa Facility

IHS Towers South Africa Proprietary Limited (“IHS SA”) entered into a ZAR 3,470.0 million (approximately $183.4 million) facility agreement originally in May 2022 (as amended and/or restated from time to time (the “IHS SA Facility”), with, amongst others, certain financial institutions listed therein as original lenders. The IHS SA Facility is governed by South African law and funds borrowed under the facility were partly applied toward the payment of consideration owed pursuant to the MTN SA Acquisition. The undrawn portion can be applied toward capital expenditure and general corporate purposes and is available for up to 24 months from the signature date of the agreement.

The IHS SA Facility has an interest rate of 2.75% plus 3 Month JIBAR, and contains customary information and negative covenants, as well as requirements for IHS SA to observe certain customary affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and maintain specified net debt to EBITDA ratios and interest coverage ratios.

The IHS SA Facility will terminate in May 2029.

In May 2022, ZAR 3,400.0 million (approximately $179.7 million), was drawn under the IHS SA Facility. Further drawdown took place in May 2023 for ZAR 70.0 million (approximately $3.7 million).

As of November 13, 2023, ZAR 3,470.0 million (approximately $183.4 million) has been drawn down under this facility.

IHS South Africa Overdraft

IHS SA entered into a ZAR 350.0 million (approximately $18.5 million) overdraft facility agreement in October 2023 (the “IHS SA Overdraft”). The IHS SA Overdraft is governed by South African law and funds borrowed under the facility will be applied towards general corporate purposes. The IHS SA Overdraft will terminate in October 2024.

As of November 13, 2023, ZAR 117.9 million (approximately $6.2 million) has been drawn down under this facility.

Letter of Credit Facilities

As of September 30, 2023, IHS (Nigeria) Limited has utilized $101.6 million through funding under agreed letters of credit. These letters mature on December 31, 2023, and their interest rates range from 12.00% to 15.55%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of September 30, 2023, INT Towers Limited has utilized $238.0 million through funding under agreed letters of credit. These letters mature on December 31, 2023, and their interest rates range from 12.00% to 15.75%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of September 30, 2023, ITNG Limited has utilized $0.1 million through funding under agreed letters of credit. These letters mature on December 31, 2023, and incur interest at a rate of 15.49%. These letters of credit are utilized in order to fund capital and operational expenditure with suppliers.

As of September 30, 2023, Global Independent Connect Limited has utilized $2.8 million through funding under agreed letters of credit. These letters mature on December 31, 2023, and their interest rates range from 13.25% to 15.49%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

Off-balance sheet arrangements

We have no off-balance sheet arrangements.

Critical accounting policies and significant judgments and estimates

The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.

Our critical accounting policies are described under the heading “Critical Accounting Policies and Significant Judgments and Estimates” in our Annual Report and the notes to the audited financial statements in our Annual Report. There were no material changes to our critical accounting policies and estimates from those discussed in our Annual Report.

Refer to note 3 to the unaudited condensed consolidated interim financial statements that appear elsewhere in this report for further detail.

For a summary of all of our significant accounting policies, see note 2 to the unaudited condensed consolidated interim financial statements for period ended September 30, 2023.

Recent accounting pronouncements

New standards and interpretations not yet adopted are also disclosed in note 2.4 to the unaudited condensed consolidated interim financial statements included elsewhere in this report.